Exhibit 2.1

EXECUTION VERSION

Stock Purchase Agreement

By and Among

TECO ENERGY, INC.,

NEW MEXICO GAS INTERMEDIATE, INC.

and

CONTINENTAL ENERGY SYSTEMS LLC

Dated as of May 25, 2013

-i-

Annexes, Exhibits and Schedules

INDEX OF DEFINED TERMS

ANNEX A	Knowledge of Purchaser
ANNEX B	Knowledge of Seller

EXHIBIT A	2013-14 NMGC Capital Expenditure Budget

STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of May 25, 2013, by and among TECO ENERGY, INC., a Florida corporation (“Purchaser”), CONTINENTAL ENERGY SYSTEMS LLC, a Delaware limited liability company (“Seller”), and NEW MEXICO GAS INTERMEDIATE, INC., a Delaware corporation (the “Company”).

Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company.

Accordingly, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Shares; Closing

SECTION 1.01. Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the Shares for an aggregate purchase price of $950,000,000 (Nine Hundred and Fifty Million Dollars) (the “Purchase Price”), payable as set forth below in Sections 1.02 and 1.03 and subject to adjustment as provided in Section 1.04. The purchase and sale of the Shares and the other transactions contemplated hereby, including, in the case of Purchaser, the Financing, are referred to in this Agreement as the “Transactions”.

SECTION 1.02. Closing. The purchase and sale of the Shares (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the second Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Purchaser and Seller; provided, however, that the parties agree that the Closing shall not take place on or prior to January 30, 2014. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Transactions to Be Effected at the Closing. At the Closing:

(a) Seller shall deliver to Purchaser certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate Transfer Tax stamps, if any, affixed.

(b) Purchaser shall deliver to Seller payment, by wire transfer to a bank account designated in writing by Seller (such designation to be made at least one Business Day prior to the Closing Date), in immediately available funds in an amount equal to the Closing Date Amount.

(c) Purchaser shall deposit with the Escrow Agent, by wire transfer to the bank account designated in writing by the Escrow Agent (such designation to be made at least one Business Day prior to the Closing Date), the Escrow Amount, which amount shall be held by the Escrow Agent in an escrow fund (the “Escrow Fund”), subject to the terms of the Escrow Agreement and this Agreement (including Section 1.04(d)(ii) and Article IX).

(d) Purchaser shall pay the CES Credit Agreement Repayment Amount as contemplated by Section 6.11(a).

(e) Purchaser shall pay the NMGC Credit Agreement Repayment Amount as contemplated by Section 6.11(b).

(f) Seller shall, or Seller shall cause the Company to, deliver evidence satisfactory to Purchaser at the Closing that, effective as of the Closing Date, each of the officers of the Company and the Company Subsidiary listed in Section 1.03(f) of the Company Disclosure Letter and the members of the board of directors of the Company and the Company Subsidiary have resigned from (or shall otherwise have ceased to hold) their positions as officers or directors of the Company or the Company Subsidiary.

(g) Seller shall, or Seller shall cause the Company to, deliver to Purchaser at the Closing valid certificates issued by applicable Governmental Entities which evidence that each of the Company, the Company Subsidiary and Seller is in good standing in its state of incorporation or organization.

SECTION 1.04. Purchase Price Adjustment. (a) Not less than two Business Days prior to the anticipated Closing Date, the Company shall deliver to Purchaser a good faith estimate which shall set forth the estimated Closing Cash (“Estimated Cash”), the estimated Closing Indebtedness (“Estimated Indebtedness”) and the estimated Closing Working Capital (“Estimated Working Capital”). The “Closing Date Amount” shall equal the Purchase Price minus the Escrow Amount plus Estimated Cash minus Estimated Indebtedness plus Estimated Working Capital minus Target Working Capital.

For the avoidance of doubt, the Estimated Indebtedness and the Closing Indebtedness shall include (A) all principal amounts outstanding under the CES Credit Agreement, the NMGC Credit Agreement and the NMGC Notes and all accrued interest related thereto through the Closing Date and (B) all prepayment premiums, fees, expenses, penalties or other amounts payable through the Closing Date in connection with each of the CES Credit Agreement and the NMGC Credit Agreement, in the case of each of (A) and (B), without giving effect to the payments contemplated by Section 1.03 or Section 6.11.

(b) Within 60 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Statement”), setting forth (i) Cash as of the close of business on the day immediately preceding the Closing Date (“Closing Cash”), (ii) Working Capital as of the close of business on the day immediately preceding the Closing Date (“Closing Working Capital”) and (iii) the outstanding principal and accrued interest of all Indebtedness as of immediately prior to the Closing (but without giving effect to the repayment of the Indebtedness to be repaid under Section 6.11) and all prepayment premiums, fees, expenses or penalties payable in connection with the repayment of the Indebtedness to be repaid pursuant to Sections 6.11(a) and 6.11(b) (“Closing Indebtedness”).

(c) During the 30-day period following Seller’s receipt of the Statement, Seller and its independent auditors shall be permitted to review the working papers relating to the Statement. The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a Notice of Disagreement is given by Seller in a timely manner, then the Statement shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the 60-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. During such period, Purchaser and its independent auditors shall be permitted to review the working papers prepared in connection with Seller’s preparation of the Notice of Disagreement. At the end of such 60-day period, Seller and Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The Accounting Firm shall be Grant Thornton LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. Seller and Purchaser agree to use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days following such submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 1.04 shall be borne by Purchaser, on the one hand, and Seller, on the other hand, in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time its determination on the merits of the matters submitted is rendered. The fees and disbursements of Seller’s independent auditors incurred in connection with their review of the Statement and any Notice of

Disagreement shall be borne by Seller, and the fees and disbursements of Purchaser’s independent auditors incurred in connection with their review of the Statement and any Notice of Disagreement shall be borne by Purchaser.

(d) Net Adjustment Amount. (i) If the Net Adjustment Amount is positive, Purchaser shall, within 10 Business Days after the Statement becomes final and binding on the parties, pay to Seller by wire transfer in immediately available funds the Net Adjustment Amount, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by JPMorgan Chase Bank, N.A. as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(ii) If the Net Adjustment Amount is negative, Seller and Purchaser shall, within 10 Business Days after the Statement becomes final and binding on the parties, jointly instruct the Escrow Agent to pay to Purchaser from the funds, if any, then constituting the Escrow Fund an amount equal to the lesser of (A) the absolute value of the Net Adjustment Amount, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by JPMorgan Chase Bank, N.A. as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment and (B) the funds, if any, then constituting the Escrow Fund.

(e) During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 1.04, Purchaser shall not take any action with respect to the accounting books and records of the Company on which the Statement is to be based that is not consistent with the Company’s past practices. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the date of the Audited Balance Sheet except as a result of events occurring after the date of the Audited Balance Sheet and, in such event, only in a manner consistent with past practices. During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 1.04, Purchaser shall afford, and shall cause the Company and the Company Subsidiary to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours to all the properties, books, contracts, personnel and records of the Company and the Company Subsidiary relevant to the adjustment contemplated by this Section 1.04; provided, however, that the Company and the Company Subsidiary may withhold any document or information that is prohibited from being disclosed under the terms of a confidentiality obligation to a third party or is subject to attorney client privilege.

(f) For the purposes of this Agreement:

(i) The term “Cash” means the sum of cash and cash equivalents (less outstanding checks) and Restricted Cash, if any, of the Company and the Company Subsidiary, as determined in accordance with the Accounting Principles.

(ii) The term “Current Assets” means the current assets of the Company and the Company Subsidiary, as determined in accordance with the Accounting Principles; provided, however, that, for the purpose of determining Current Assets, (1) Cash shall be excluded from the definition of Current Assets, (2) amounts receivable in respect of intercompany loans for borrowed money evidenced by notes shall be excluded from the definition of Current Assets, (3) any assets relating to deferred Taxes shall be excluded from the definition of Current Assets and (4) accounts receivable in respect of affiliate transactions shall be excluded from the definition of Current Assets.

(iii) The term “Current Liabilities” means the current liabilities of the Company and the Company Subsidiary, as determined in accordance with the Accounting Principles; provided, however, that, for the purpose of determining Current Liabilities, (1) Indebtedness shall be excluded from the definition of Current Liabilities, (2) all accrued interest shall be excluded from the definition of Current Liabilities, (3) amounts payable in respect of intercompany loans for borrowed money evidenced by notes shall be excluded from the definition of Current Liabilities, (4) any liabilities relating to deferred Taxes shall be excluded from the definition of Current Liabilities, (5) accounts payable in respect of affiliate transactions shall be excluded from the definition of Current Liabilities, (6) outstanding checks shall be excluded from the definition of Current Liabilities, and (7) the fees and expenses to be paid in accordance with Section 6.12 shall be excluded from the definition of Current Liabilities.

(iv) The term “Escrow Amount” means $30,000,000.

(v) The term “Indebtedness” means (1) all indebtedness of the Company and the Company Subsidiary for borrowed money, (2) all obligations of the Company and the Company Subsidiary evidenced by notes, bonds, debentures or similar instruments, (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or the Company Subsidiary (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (4) all capitalized lease obligations (calculated in accordance with GAAP) of the Company and the Company Subsidiary, (5) accrued interest, prepayment premiums, fees, expenses or penalties payable in connection with any Indebtedness to be repaid in connection with the Closing, (6) all Indebtedness of a type referred to in clauses (1) through (5) above of other persons guaranteed by the Company or the Company Subsidiary and (7) all Indebtedness referred to in clauses (1) through (6) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by the Company or the Company Subsidiary, in each case as determined in accordance with the Accounting Principles.

(vi) The term “Net Adjustment Amount” means (1) the amount (if any) by which Estimated Cash is less than Closing Cash minus (2) the amount (if any) by which Closing Cash is less than Estimated Cash minus (3) the amount (if any) by which Estimated Indebtedness is less than Closing Indebtedness plus (4) the amount (if any) by which Closing Indebtedness is less than Estimated Indebtedness plus (5) the amount (if any) by which Estimated Working Capital is less than Closing Working Capital minus (6) the amount (if any) by which Closing Working Capital is less than Estimated Working Capital.

(vii) The term “Restricted Cash” means the restricted cash of the Company and the Company Subsidiary, as determined in accordance with the Accounting Principles.

(viii) The term “Target Working Capital” means $11,600,000.

(ix) The term “Working Capital” means Current Assets minus Current Liabilities.

(g) Each of Cash, Current Assets, Current Liabilities, Indebtedness, Restricted Cash and Working Capital is to be calculated in accordance with generally accepted accounting principles in the United States as in effect as of the date hereof (“GAAP”), applied in a manner consistent with the principles, practices, assumptions, policies and methodologies used by the Company in the preparation of the Company Financial Statements. GAAP, applied in a manner consistent with the principles, practices, assumptions, policies and methodologies used by the Company in the preparation of the Company Financial Statements, are referred to in this Agreement as the “Accounting Principles”.

(h) Cash, Indebtedness and Working Capital shall be calculated in a manner consistent with the sample calculation set forth in Section 1.04(h) of the Company Disclosure Letter, which is included solely for the purpose of providing a sample calculation.

SECTION 1.05. Escrow Agreement. At least 20 Business Days prior to the Closing Date, Seller shall select a bank or trust company, reasonably acceptable to Purchaser, to act as escrow agent (the “Escrow Agent”) in accordance with the terms of this Agreement and an escrow agreement in a customary form that is mutually acceptable to Seller and Purchaser (the “Escrow Agreement”). On the Closing Date, Purchaser and Seller shall enter into the Escrow Agreement with the Escrow Agent.

ARTICLE II

Representations and Warranties of Seller

Seller represents and warrants to Purchaser (acknowledging that Purchaser is relying on such representations and warranties entering into this Agreement and the Transactions) that, except as set forth in the Company Disclosure Letter:

SECTION 2.01. Organization, Standing and Power. Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or a material adverse effect on the ability of Seller to consummate the Transactions (any such material adverse effect, a “Seller Material Adverse Effect”). Seller is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except for such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

SECTION 2.02. Authority; Execution and Delivery; Enforceability. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Escrow Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by Seller of, and the performance of its obligations under, this Agreement, the Escrow Agreement and the Ancillary Documents and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action on the part of Seller. Seller has duly executed and delivered this Agreement, and will duly execute and deliver the Escrow Agreement and each other Ancillary Document to which Seller is a party, and this Agreement constitutes, and the Escrow Agreement and each other Ancillary Document to which Seller is a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 2.03. No Conflicts; Consents. (a) The execution and delivery by Seller of, and the performance of its obligations under, this Agreement, the Escrow Agreement and the Ancillary Documents do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) (other than a Permitted Lien) upon any of the properties or assets of Seller under, any provision of (i) the organizational documents of

Seller, (ii) any contract, purchase order, lease, license, indenture, note, bond, mortgage, deed of trust, agreement, commitment, confirmation, concession, franchise, lease, sublease, license, sublicense, instrument, letter of credit, guarantee, promise or undertaking of any nature (whether written or oral) that is legally binding (each, a “Contract”) to which Seller is a party or by which any of its properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 2.03(b), any judgment, Order or decree (“Judgment”) or Federal, state, city, town, village, municipal, district, tribal, county, local or foreign constitutions, statutes, laws, codes, ordinances, rules, regulations, charters, directives, protocols, ordinances and acts or promulgations of any Governmental Entity, including all common law (“Law”) that is applicable to Seller or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) No consent, approval, waiver, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or Governmental Authorization from, any Federal, state, city, town, village, municipal, district, tribal, county, local or foreign government or any court of competent jurisdiction, regulatory or administrative agency, commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes described in Section 6.06, (iv) approval by the New Mexico Public Regulation Commission under the New Mexico Public Utility Act and any applicable rules and regulations thereunder (the approval in this clause (iv), the “Seller Required Regulatory Approval”) and (v) such other items (A) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions, including any requirements which become applicable to Seller as a result of the specific regulatory status of Purchaser (or any of its affiliates) or as a result of any other facts that specifically relate to any business or activities in which Purchaser (or any of its affiliates) is or proposes to be engaged or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect or a Company Material Adverse Effect.

SECTION 2.04. The Shares. Seller has good and valid title to the Shares, free and clear of all Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon delivery to Purchaser at the Closing of certificates representing the Shares, duly endorsed by Seller for transfer to Purchaser, and upon Seller’s receipt of the Closing Date Amount, good and valid title to the Shares will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its affiliates, including in connection with the Financing. Other than this Agreement, the Shares are not subject to (i) any voting trust agreement, proxy or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares, or (ii) any option, warrant, right, call, pledge, put or other Contract providing for the disposition, acquisition or transfer of the Shares.

SECTION 2.05. Litigation. There is no suit, action, proceeding, arbitration, audit or investigation pending against Seller or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect, nor are there any Judgments outstanding against Seller or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect. To the Knowledge of Seller, there is no suit, action, proceeding, arbitration, audit or investigation threatened against Seller or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect.

SECTION 2.06. Brokers. No broker, investment banker, financial advisor or other person, other than Credit Suisse Securities (USA) LLC and Tudor, Pickering, Holt & Co. Advisors, LLC, the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller.

SECTION 2.07. Former Director Agreements. Seller has not assigned any of the Former Director Agreements to the Company or the Company Subsidiary.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Purchaser (acknowledging that Purchaser is relying on such representations and warranties entering into this Agreement and the Transactions) that, except as set forth in the Company Disclosure Letter:

SECTION 3.01. Organization, Standing and Power. (a) Each of the Company and the Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except for such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Purchaser true and complete copies of the certificate of incorporation of the Company, as amended to the date of this

Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of the Company Subsidiary, in each case as amended to the date of this Agreement.

SECTION 3.02. Company Subsidiaries; Equity Interests. (a) Section 3.02(a) of the Company Disclosure Letter lists each Company Subsidiary, its jurisdiction of organization and the percentage of its equity interests directly or indirectly held by the Company. All the outstanding equity interests of the Company Subsidiary directly or indirectly held by the Company have been validly issued and are fully paid, nonassessable and owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary free and clear of Liens, other than Permitted Liens.

(b) Except for its interests in the Company Subsidiary, the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

SECTION 3.03. Capital Structure. The authorized capital stock of the Company consists of 100 shares of common stock, par value $0.01 per share, of which 10 shares, constituting the Shares, are issued and outstanding. The Shares are duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Delaware, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Shares may vote (“Voting Company Debt”). There are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or the Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or the Company Subsidiary to issue, deliver or sell, pledge, grant a security interest on or encumber, or cause to be issued, delivered or sold, pledged, a security interest granted on or encumbered, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or the Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or the Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are no other agreements to which the Company or the Company Subsidiary is a party, or among the holders of the Shares, with respect to the voting of the Shares. There are no outstanding contractual obligations of the Company or the Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or the Company Subsidiary.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by the Company of, and the performance of its obligations under, this Agreement and the Ancillary Documents and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and will duly execute and deliver each Ancillary Document to which the Company is a party, and this Agreement constitutes, and each Ancillary Document to which the Company is a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of, and the performance of its obligations under, this Agreement and the Ancillary Documents do not, and the consummation of the Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or the Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of the Company Subsidiary, (ii) any Contract to which the Company or the Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Judgment or Law applicable to the Company or the Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or Governmental Authorization from, any Governmental Entity is required to be obtained or made by or with respect to the Company or the Company Subsidiary in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements of the HSR Act, (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes described in Section 6.06, (iv) approval by the New Mexico Public Regulation Commission under the New Mexico Public Utility Act and any applicable rules and regulations thereunder (the approval in this clause (iv), the “Company Required Regulatory Approval”) and (v) such other items (A) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions, including any requirements which become applicable to the Company as a result of the specific regulatory status of Purchaser (or any of its affiliates) or as a result of any other facts that specifically relate to any business or activities in which Purchaser (or any of its affiliates) is or proposes to be engaged or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06. Company Financial Statements.

(a) Section 3.06(a) of the Company Disclosure Letter sets forth true and complete copies of (i) the audited consolidated balance sheets of the Company and the Company Subsidiary as of December 31, 2012 (the “Audited Balance Sheet”), and the related audited consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto, and (ii) the unaudited consolidated balance sheets of the Company and the Company Subsidiary (the “Interim Balance Sheet”) as of March 31, 2013, and the related unaudited consolidated statements of operations and cash flows for the three-months then ended (such financial statements and notes contained therein in clauses (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements (A) fairly present in all material respects the consolidated financial condition and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the Company and the Company Subsidiary as of the respective dates of, and for the periods referred to in, the Company Financial Statements and (B) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except as described in the notes thereto, and, in the case of unaudited financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments.

(b) Except for those liabilities and obligations: (a) reserved against or provided for in the Audited Balance Sheet; (b) incurred in the ordinary course of business consistent with past practice since the date of the Audited Balance Sheet; (c) incurred under this Agreement or in connection with the Transactions; (d) disclosed in Section 3.06(b) of the Company Disclosure Letter; or (e) that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiary, taken as a whole, neither the Company nor the Company Subsidiary is, as of the date hereof, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof. Neither the Company nor the Company Subsidiary is a party to, and does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and the Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements”, where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or the Company Subsidiary in the Company Financial Statements.

(c) The Company and the Company Subsidiary do not, and as of the Closing Date will not, have any liability for any profit participation interest in connection with equity interests held in the Seller.

SECTION 3.07. No Company Material Adverse Effect. From the date of the Audited Balance Sheet to the date of this Agreement, there has not been any Company Material Adverse Effect.

SECTION 3.08. Real Property.

(a) Each of the Company and the Company Subsidiary holds good, marketable and insurable fee simple title to its real property (collectively, the “Company Owned Real Property”), free and clear of all Liens, except for Permitted Liens. There are no outstanding options or rights of first refusal which have been granted by the Company or the Company Subsidiary to third parties to purchase any Company Owned Real Property other than such options or rights that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiary, taken as a whole.

(b) (i) Each Contract for the lease or sublease (each, a “Company Real Property Lease”) for real property under which the Company or the Company Subsidiary is a lessee or sublessee (collectively, the “Company Leased Real Property”) is in full force and effect and is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, of the other parties thereto, enforceable against the Company or the Company Subsidiary, and to the Knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) no written notices of default under any Company Real Property Lease have been received by the Company or the Company Subsidiary that have not been resolved; (iii) neither the Company nor the Company Subsidiary is in default under any Company Real Property Lease; and (iv) the Company or a Company Subsidiary, as applicable, is and has been in peaceable possession of each Company Leased Real Property subject to the terms of the applicable Company Real Property Lease. True and correct copies of all material Company Real Property Leases have been made available to Purchaser for Purchaser’s review.

(c) The Company and the Company Subsidiary own or possess all permits, easements, licenses, rights of way (or notices of intent to renew, applications or extension notices have been filed for same with the pueblo or the Bureau of Indian Affairs to reserve the rights thereto) (the “Easements”) necessary to conduct their business as now being conducted without any conflict with the rights of others to the Knowledge of the Company, in each case except to the extent that the failure to own or possess such Easements would not, individually or in the aggregate, be reasonably likely to be material to the Company and the Company Subsidiary, taken as a whole.

(d) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. With respect to the Company Real Property, neither the Company nor the Company Subsidiary has received any written notice of, nor to the Knowledge of the Company does there exist: (i) any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or any part thereof in lieu of condemnation; or (ii) any non-compliance with any applicable building and zoning codes, deed restrictions, ordinances and rules, that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, the Company and the Company Subsidiary have lawful rights of use and access to all Easements and Company Real Property necessary to conduct the business of the Company and the Company Subsidiary as currently conducted except as would not reasonably be expected to be material to the Company and the Company Subsidiary, taken as a whole.

SECTION 3.09. Taxes. (a) Each of the Company and the Company Subsidiary has timely filed, or has caused to be timely filed, taking into account valid extensions of time within which to file, all material Tax Returns required to be filed by it, and all such Tax Returns of the Company and the Company Subsidiary are true, complete and accurate in all material respects. The Company and the Company Subsidiary have paid all material Taxes due and payable by them (other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP).

(b) The Company Financial Statements reflect, in accordance with GAAP, an adequate reserve for all material Taxes payable by the Company and the Company Subsidiary for all taxable periods and portions thereof through the dates of each such Company Financial Statement, and neither the Company nor the Company Subsidiary has incurred any material liability for Taxes subsequent to the date of the Audited Balance Sheet other than in the ordinary course of business.

(c) No material deficiency with respect to any Taxes has been asserted in writing against the Company or the Company Subsidiary, which deficiency (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP.

(d) Each of the Company and the Company Subsidiary has duly and timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) There are no Liens (other than Permitted Liens) for material Taxes on the assets of the Company or the Company Subsidiary. Neither the Company nor the Company Subsidiary is bound by any material tax sharing agreement, other than an agreement (i) the sole parties to which are the Company or the Company Subsidiary, or (ii) with third parties made in the ordinary course of business, the primary subject of which is not Tax.

(f) There are no waivers of any statute of limitations, or any extension of a period for the assessment of any Tax against Company or the Company Subsidiary.

(g) There are no material ongoing Federal, state, city, town, village, municipal, district, tribal, county, local, foreign or other taxing authority audits or examinations of any Tax Return of the Company or the Company Subsidiary nor has, to the Knowledge of the Company, any such audit or examination been threatened.

(h) Neither the Company nor the Company Subsidiary is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of any Tax Laws), or as a transferee or successor, by contract, or otherwise, for any Tax of any person other than the Company and the Company Subsidiary.

(i) None of the assets of the Company or the Company Subsidiary are (i) required, pursuant to Section 168(g) of the Code, to be depreciated under the “alternative depreciation system” within the meaning of Section 168(g)(2) of the Code, (ii) subject to the provisions of Section 168(f) of the Code, or (iii) subject to a tax benefit transfer lease subject to the provisions of former Section 168(f)(8) of the Code.

(j) Neither the Company nor the Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of any Law) for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of any Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) election by the Company or the Company Subsidiary under Section 108(i) of the Code.

(k) Neither the Company nor the Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(l) Neither the Company nor the Company Subsidiary has distributed the stock of another person, or has had its stock distributed by another person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(m) Except for any limitations that will arise as a result of the Transactions, the net operating loss carryover (within the meaning of Section 172 or Section 810 of the Code, as applicable) for the Company is not subject to any limitations on its use under Section 382, 383 or 384 of the Code, or any provision of any Treasury Regulation promulgated under such Code provisions.

(n) For purposes of this Agreement:

“Tax” or “Taxes” means all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a Federal, state, city, town, village, municipal, district, tribal, county, local, foreign or other taxing authority, including all interest, penalties and additions imposed with respect to such amounts; and

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes filed with any Federal, state, city, town, village, municipal, district, tribal, county, local, foreign or other taxing authority.

SECTION 3.10. Employee Benefits. (a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation or benefit plan, program, policy or arrangement (other than any collective bargaining agreement or any multiemployer plan (as defined in Section 4001(a)(3) of ERISA) or any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA)), in each case that is, as of the date hereof, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) for the benefit of any Company Personnel, other than any Former Director Agreement. No Benefit Plan is sponsored, maintained, contributed to or required to be maintained or contributed to by any ERISA Affiliate other than the Company or the Company Subsidiary.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material Benefit Agreement. For purposes of this Agreement, “Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between the Company or any ERISA Affiliate, on the one hand, and any Company Personnel, on the other hand, and that is in effect or adopted or entered into as of the date hereof, other than any Former Director Agreement. No Benefit Agreement is in effect or adopted or entered into as of the date hereof between any Company Personnel and any ERISA Affiliate other than the Company or the Company Subsidiary.

(c) With respect to each material Benefit Plan and material Benefit Agreement, the Company has provided or made available to Purchaser complete and accurate copies of (i) such Benefit Plan or Benefit Agreement, including any material amendment thereto, (ii) each summary plan description and summary of material modifications, (iii) each trust, insurance, annuity or other funding Contract related thereto (iv) the most recently received Internal Revenue Service determination or opinion letter,

(v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, and (vi) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto.

(d) Each Benefit Plan and Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, other than instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. With respect to each Benefit Plan and Benefit Agreement, each of the Company and the Company Subsidiary is in compliance with ERISA, the Code and all other Laws, other than instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) With respect to each Benefit Plan intended to be “qualified” within the meaning of the Section 401(a) of the Code, (i) each such Benefit Plan and any trust maintained thereunder has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification and (ii) no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

(f) Neither the Company nor any ERISA Affiliate sponsors, maintains, or contributes to (or has in the past six years sponsored, maintained or contributed to) a multiemployer plan as defined in Section 3(37) of ERISA or any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(g) None of the execution and delivery of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing Date) will (A) entitle any Company Personnel to any material compensation or benefit under any Benefit Plan or Benefit Agreement, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any Benefit Plan or Benefit Agreement, (C) result in any breach or violation of or default under or limit the Company’s right to amend, modify or terminate any material Benefit Plan or material Benefit Agreement, or (D) cause any amount payable under any Benefit Plan or Benefit Agreement to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(h) There are no collective bargaining agreements to which the Company or the Company Subsidiary is a party or bound, and no employees of the Company or the Company Subsidiary are represented by a labor union with respect to their employment with the Company or the Company Subsidiary. There are no representation or certification proceedings pending or threatened in writing to be filed with the National Labor Relations Board or any other labor relations tribunal, and the Company has no Knowledge of labor union organizing activities, with respect to employees of the Company or the Company Subsidiary. There has not been, and there currently is not pending or, to the Knowledge of the Company, threatened, any material organized work stoppage, slowdown, labor strike or other material labor dispute against or affecting the Company or the Company Subsidiary by employees.

(i) For the purposes of this Agreement, “Company Personnel” means any current or former director, officer, employee or independent contractor of the Company or the Company Subsidiary.

(j) None of the Former Director Agreements have been assigned to the Company or the Company Subsidiary, and neither the Company nor the Company Subsidiary has assumed any obligation of any nature whatsoever under the Former Director Agreements.

SECTION 3.11. Litigation. There is no suit, action, proceeding or arbitration pending against the Company or the Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor are there any Judgments outstanding against the Company or the Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there is no audit or investigation pending and there is no suit, action, proceeding, arbitration, audit or investigation threatened against the Company or the Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There is no Judgment binding upon the Company or the Company Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice, any acquisition or disposition of property, or the conduct of the business currently conducted which could reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.12. Compliance with Applicable Laws. Since January 1, 2012, the Company and the Company Subsidiary have been and are in compliance with all applicable Laws and Judgments, and neither the Company nor the Company Subsidiary has received any written notice or other written communication that it is in violation of any Law or Judgment, except for such instances of noncompliance or notifications of violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, environmental matters, which are the subject of Section 3.13, or matters relating to the regulation of the Company and the Company Subsidiary as a public utility, which are the subject of Section 3.19.

SECTION 3.13. Environmental Matters. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiary have been since January 30, 2009, and are, in compliance with applicable Environmental Laws, (ii) the Company and the Company Subsidiary hold or have obtained and are in compliance with all Environmental Permits necessary to conduct their current operations; and since January 30, 2009, neither the Company nor the Company Subsidiary has received written notice or other written communication relating to the revocation, cancellation, modification or suspension of any Environmental Permit; (iii) there are no claims, suits, actions, proceedings, information requests, notice letters or investigations pending or, to the Knowledge of the Company, threatened, against the Company or the Company Subsidiary alleging a violation of, or liability under, any Environmental Law, nor are there any outstanding Judgments pursuant to any Environmental Law against the Company or the Company Subsidiary, or, to the Knowledge of the Company, against PNM (with respect to the assets and business purchased by NMGC from PNM); (iv) there have been no Releases of any Hazardous Substance at any Company Owned Real Property or Company Leased Real Property that would require investigation or remediation by the Company or the Company Subsidiary pursuant to applicable Environmental Law, or that could result in claims against the Company or the Company Subsidiary for which the Company or the Company Subsidiary would be reasonably likely to be liable, and neither the Company nor the Company Subsidiary is conducting any investigation or remediation of contamination from Hazardous Substances at any Company Owned Real Property or Company Leased Real Property or any third party location where Hazardous Substances were disposed of or treated by or on behalf of the Company or the Company Subsidiary; and (v) the Company and the Company Subsidiary have not received any written notice or other written communication alleging, and the Company and the Company Subsidiary have no, liability (mature or unmature, contingent or otherwise) arising from or relating to manufactured gas plant operations.

SECTION 3.14. Governmental Authorizations. The Company and the Company Subsidiary maintain each material authorization, license, permit, franchise, certificate, determination, registration, waiver, tariff, identification number or other material approval, consent or Order issued or granted by or under the authority of any Governmental Entity or pursuant to any Law necessary to lawfully conduct and operate their business in the manner it is currently conducted (the “Governmental Authorizations”). Each such Governmental Authorization is valid and in full force and effect as of the date hereof. The Company and the Company Subsidiary are, and since January 1, 2012 have been, in compliance in all material respects with all such Governmental Authorizations. Since January 1, 2012, none of the Company or the Company Subsidiary has received a written notice or other written communication from any Governmental Entity regarding (i) any actual or alleged violation of or failure to comply with any term or requirement of such Governmental Authorization or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to any such Governmental Authorization, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.15. Material Contracts. (a) Section 3.15(a) of the Company Disclosure Letter lists each of the following contracts and agreements to which the Company or the Company Subsidiary is party or is bound as of the date hereof, excluding the Benefits Plans and Benefit Agreements (such contracts and agreements, “Material Contracts”):

(i) any natural gas supply, gathering, distribution, transportation or storage Contract that is reasonably likely to require payments by or to the Company or the Company Subsidiary following the date hereof in excess of $3,000,000 during any fiscal year, or $15,000,000 over the remaining term of any such Contract;

(ii) any material hedging or other material derivative Contract, including with respect to the purchase or sale of natural gas;

(iii) any partnership, joint venture or similar Contract with a third party that is material to the Company and the Company Subsidiary, taken as a whole;

(iv) any Contract relating to a material pending acquisition or disposition (whether by acquisition, sale of stock, sale of asset or otherwise) or investment in any third person;

(v) any Contract setting forth confidentiality or standstill agreements entered into in connection with the consideration by the Company or the Company Subsidiary of any acquisition by the Company or the Company Subsidiary of equity interests or assets (the effectiveness of which agreements extends beyond the date that is six months following the date of this Agreement) that restrict the Company or the Company Subsidiary in the use of any information or the taking of any action;

(vi) any Contracts that restrict or limit the purchasing relationships of the Company or the Company Subsidiary in any material manner;

(vii) any Contract that requires the Company or the Company Subsidiary to purchase its total requirements of any product or service from a person or that contains “take or pay” provisions;

(viii) any Contract pursuant to which the Company or the Company Subsidiary has granted pricing or other terms to a person on a “most favored nation” or similar basis or pursuant to which the Company or the Company Subsidiary has agreed to deal with a person on an exclusive basis;

(ix) any franchise or operating Contract between the Company or the Company Subsidiary and any Governmental Entity, in each case that is material to the Company and the Company Subsidiary, taken as a whole;

(x) any Contract (including letters of credit or similar instruments) evidencing or guaranteeing indebtedness for borrowed money or any obligation that, in accordance with GAAP, would be classified as a capital lease, and pursuant to which the Company or the Company Subsidiary has repayment or other payment obligations following the date of this Agreement in excess of $2,000,000, and any material mortgage, security agreement, guarantee, pledge agreement or similar Contract providing for any Lien (other than Permitted Liens) on any of the material assets of the Company or the Company Subsidiary and that secures indebtedness for borrowed money or the Company’s or the Company Subsidiary’s payment obligations under a Contract that, in accordance with GAAP, would be classified as a capital lease;

(xi) any Contract (other than this Agreement) with Seller or any affiliate of Seller (other than the Company or a Company Subsidiary) that will remain in effect after the Closing; and

(xii) any other Contract (other than any Benefit Plan or Benefit Agreement), not otherwise covered by clauses (i) through (xi) of this Section 3.15(a) that is reasonably likely to require payments by or to the Company or the Company Subsidiary following the date hereof in excess of $2,000,000 during any fiscal year, or $4,000,000 over the remaining term of any such Contract.

(b) (i) Seller or the Company has heretofore made available to Purchaser true and complete copies of each Material Contract; and

(ii) each Material Contract (x) constitutes a valid and binding obligation of the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, the other parties thereto, and (y) assuming such Material Contract is a valid and binding obligation of and enforceable against the other parties thereto, is enforceable against the Company or the Company Subsidiary, as the case may be, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity). None of the Company, the Company Subsidiary or, to the Knowledge of the Company, any other party to a Material Contract: (A) is in default under or in breach of any Material Contract in any material respect or (B) has repudiated or is challenging any material provision of any Material Contract.

SECTION 3.16. Intellectual Property Rights.

(a) The Company and the Company Subsidiary own or have the right to use all material patents, trademarks and copyrights that are owned by the Company or the Company Subsidiary as of the date hereof (the “Intangibles”), other than such failure to own or have the right to use that has not had or would not be reasonably expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, the Intangibles are not being infringed, misappropriated or otherwise violated by any third party, except for such infringements, misappropriations or violations that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and the Company Subsidiary, including their products, services, conduct of their businesses and the use of the Intangibles, are not infringing, misappropriating, or otherwise violating any third party’s right, title or interest in any Intangibles, except for such infringements, misappropriations or violations that have not had and would not be reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.17. Insurance. Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of all fire, liability, workers’ compensation, property, casualty and other forms of insurance policies maintained by or for the benefit of the Company and the Company Subsidiary (collectively, the “Company Insurance Policies”). True, correct and complete copies of the Company Insurance Policies have been made available to Purchaser. No written notice of cancellation or termination refusal of coverage or notice of limitation of coverage or any notice that a defense will be afforded with reservation of rights has been received with respect to any Company Insurance Policy, all Company Insurance Policies are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and the Company Subsidiary, and are in character and amount at least equivalent to that customarily carried by persons engaged in similar businesses and subject to the same or similar perils or hazards and each Company Insurance Policy is valid and in full force and effect and all premiums due with respect to all Company Insurance Policies have been paid, except for any such notices received, failures to maintain insurance policies or failures to be in valid and in full force and effect or to have paid premiums that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company maintains or has the benefit of insurance policies that provide adequate coverage for the liabilities arising from or relating to the matters set forth on Section 3.17(b) of the Company Disclosure Letter, and the claims and Losses arising in connection with such scheduled matters constitute Recoverable Insurance Claims.

SECTION 3.18. Brokers. No broker, investment banker, financial advisor or other person, other than Credit Suisse Securities (USA) LLC and Tudor, Pickering, Holt & Co. Advisors, LLC, the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.19. Regulation as a Utility. (a) Each of the Company and the Company Subsidiary holds all franchises, licenses, certificates, determinations, permits, tariffs, and other authorizations, consents, orders and approvals (collectively, “Regulatory Permits”) from the New Mexico Public Regulation Commission and each other Governmental Entity exercising regulatory jurisdiction over the Company and the Company Subsidiary as a public utility (each, a “Regulatory Entity”) necessary or appropriate for the conduct of their business as presently conducted, except for instances of noncompliance that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Company Material Adverse Effect. All such Regulatory Permits are in full force and effect, and the Company and the Company Subsidiary have complied and are in compliance with the terms thereof, except for instances of noncompliance that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Company Material Adverse Effect. The Company and the Company Subsidiary have complied and are in compliance with (i) the New Mexico Public Utility Act and the applicable rules and regulations thereunder and (ii) any other Law or Judgment applicable to it as a public utility or gas utility, except for instances of noncompliance that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Company Material Adverse Effect. Neither the Company nor the Company Subsidiary has received any written communication from January 1, 2012 through the date of this Agreement from any Regulatory Entity alleging that the Company or a Company Subsidiary is not in compliance with any applicable Regulatory Permit, Law or Judgment. There are no ongoing Regulatory Proceedings or inquiries, investigations, proceedings or appeals pending for the amendment, termination or revocation of any Regulatory Permit or for the determination of compliance therewith or with any Law or Judgment applicable to the Company or the Company Subsidiary in its capacity as a public utility or gas utility.

(b) All information filed with or provided to a Regulatory Entity by the Company or the Company Subsidiary since January 1, 2012, including filings in connection with a prior or pending investigation, inquiry or proceeding before a Regulatory Entity (a “Regulatory Proceeding”), was true, correct and complete in all material respects and complied in all material respects with applicable Law or Judgment. Section 3.19(b) of the Company Disclosure Letter sets forth the regulatory filings (other than those periodic filings required to be filed in the ordinary course of business) and Regulatory Proceedings that are pending as of the date of this Agreement or that the Company or the Company Subsidiary has been ordered by a Regulatory Entity as of the date of this Agreement to make or initiate in the future, including those relating to operative tariffs or rates charged or to be charged, the subject matter of each filing or Regulatory Proceeding, and the date by which the Company or the Company Subsidiary intends to make or initiate, or has been ordered to make or initiate, such filings or Regulatory Proceedings. All charges that have been made for utility service and all related fees have, in all material respects, been charged in accordance with the terms and conditions of valid and effective tariffs. Except for the gas cost recovery type rates or as otherwise set forth in Section 3.19(b) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary has rates which have been or are being collected, and which are subject to refund, pending final resolution of any proceeding, inquiry, appeal or investigation before any Governmental Entity.

(c) Neither the Company nor the Company Subsidiary is (i)(A) a “public utility” under the Federal Power Act, as amended, and the rules and regulations promulgated thereunder, or (B) a “natural gas company” under the Natural Gas Act, as amended, and the rules and regulations promulgated thereunder, or (ii) a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, and the rules and regulations promulgated thereunder.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser represents and warrants to Seller and the Company (acknowledging that Seller and the Company are relying on such representations and warranties entering into this Agreement and the Transactions) as follows:

SECTION 4.01. Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or a material adverse effect on the ability of Purchaser to consummate the Transactions (any such material adverse effect, a “Purchaser Material Adverse Effect”). Purchaser and each of its subsidiaries is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.02. Authority; Execution and Delivery; Enforceability. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Escrow Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by Purchaser of, and the performance of its obligations under, this Agreement, the Escrow Agreement and the Ancillary Documents and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement, and will duly execute and deliver the Escrow Agreement and each other Ancillary Document to which Purchaser is a party, and this Agreement constitutes, and the Escrow Agreement and each other Ancillary Document to which Purchaser is a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms. No vote of holders of any class or series of capital stock of Purchaser is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions.

SECTION 4.03. No Conflicts; Consents. (a) The execution and delivery by Purchaser of, and the performance of its obligations under, this Agreement, the Escrow Agreement and the Ancillary Documents, do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than

Permitted Liens) upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the charter or organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with or Governmental Authorization from, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions other than (i) compliance with and filings under the HSR Act, (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes, (iv) approval by the New Mexico Public Regulation Commission under the New Mexico Public Utility Act and any applicable rules and regulations thereunder (the approval in this clause (iv), the “Purchaser Required Regulatory Approval” and, together with the Seller Required Regulatory Approval and the Company Required Regulatory Approval, the “Required Regulatory Approvals”) and (v) such other items (A) required solely by reason of the participation of the Company or Seller (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04. Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

SECTION 4.05. Financing. Purchaser has delivered to Seller a true and complete copy of the executed commitment letter, dated as of May 25, 2013 (as amended, modified, or otherwise replaced pursuant to Section 6.16, the “Financing Commitment”), pursuant to which the financial institutions identified therein have committed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein (together with any alternative financing obtained in accordance with Section 6.16(a), the “Financing”). As of the date of this Agreement, the Financing Commitment has not been amended or modified in any respect, except, in each case, with the prior written consent of Seller, no such amendment or modification is contemplated and none of the commitments contained in the Financing Commitment has been withdrawn, terminated, rescinded or otherwise modified in any respect. The Financing Commitment is in full force and effect and is a legal, valid and binding obligation of Purchaser. There are no side Contracts, arrangements or understandings (except for customary fee letters and engagement letters, true and complete copies of which have been provided to Seller, with only fee amounts redacted, none of which redactions would adversely affect the amount, conditionality, enforceability, availability, termination or aggregate principal amount of the Financing) relating to the Financing other than as expressly set forth in the Financing Commitment. The only conditions precedent or other contingencies related to the obligations of the lenders to fund the full amount of the Financing are those expressly set forth in the Financing Commitment. As of the date of this Agreement and assuming the accuracy of Seller’s and the Company’s representations contained in Article II and Article III, respectively, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or any of the other parties to the Financing Commitment under any term, or a failure of any condition, of the Financing Commitment or otherwise be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable. As of the date of this Agreement, Purchaser does not have any reason to believe that it or any of the other parties to the Financing Commitment will be unable to satisfy on a timely basis any term or condition of the Financing Commitment required to be satisfied by it or that any portion of the Financing to be made thereunder will otherwise not be available to Purchaser on a timely basis to consummate the Transactions. Purchaser has fully paid any and all commitment fees or other fees required by the terms of the Financing Commitment to be paid on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. Subject to satisfaction of the conditions set forth in Sections 7.01 and 7.02 and performance by Seller and the Company of their obligations under this Agreement: (A) the proceeds from the Financing will provide Purchaser with funds, together with funds on hand, at the Closing, sufficient for Purchaser to satisfy all of Purchaser’s obligations under this Agreement, including the obligations under Article I and Section 6.11, and (B) as of the Closing, Purchaser will have readily available funds that are sufficient to effect the Closing on the terms contemplated hereby.

SECTION 4.06. Litigation. There is no suit, action, proceeding, arbitration, audit or investigation pending against Purchaser or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, nor are there any Judgments outstanding against Purchaser or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect. To the Knowledge of Purchaser, there is no suit, action, proceeding, arbitration, audit or investigation threatened against Purchaser or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Operation of the Business of the Company and the Company Subsidiary. (a) Except as contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter or with the prior written consent of

Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Closing Date, the Company shall, and Seller shall cause the Company to, and each of Seller and the Company shall cause the Company Subsidiary to, conduct its business in the ordinary course of business and in substantially the same manner previously conducted, and shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, and maintain its relations with suppliers, customers, licensors and others having business relationships with it so that its goodwill and ongoing business shall be unimpaired on the Closing Date. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, required by applicable Law or otherwise contemplated by this Agreement, between the date of this Agreement and the Closing Date, the Company shall not, and Seller shall cause the Company not to, and neither Seller nor the Company shall permit the Company Subsidiary to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) take any of the following actions:

(i) in the case of the Company, (A) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (B) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, pledge, transfer, subject to any Lien, sell or otherwise encumber or dispose of (A) any shares of its capital stock or equity interests, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

(iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(iv) acquire or agree to acquire (A) any business or any corporation, partnership, joint venture, association or other business organization or division thereof by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner or (B) any assets other than in the ordinary course of business consistent with past practice;

(v) except (A) in the ordinary course of business consistent with past practice, (B) as required pursuant to the terms of any Benefit Plan, Benefit Agreement, collective bargaining agreement or other written agreement in each case as in effect on the date of this Agreement, (C) as required to comply with applicable Law or (D) as permitted by this Agreement, (1) grant to any director or officer of the Company or the Company Subsidiary any increase in compensation,

(2) grant to any director, officer or employee of the Company or the Company Subsidiary any increase in severance or termination pay, (3) enter into any severance or termination agreement with any director, officer or employee, (4) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or material Benefit Plan or (5) take any action to accelerate any rights or benefits, or make any material determinations, under any material Benefit Plan; provided, however, that the foregoing clauses (1), (2), (3) and (4) shall not restrict the Company or the Company Subsidiary from entering into or making available to newly hired employees or to employees in the context of promotions or increased responsibilities based on job performance or workplace requirements (in each case in the ordinary course of business), plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or employees with similar levels of responsibility;

(vi) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by a change in GAAP or the interpretation thereof;

(vii) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than Permitted Liens) any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiary, taken as a whole, except sales of personal property and excess or obsolete assets in the ordinary course of business consistent with past practice;

(viii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or the Company Subsidiary, except for extensions of trade credit in the ordinary course of business consistent with past practice;

(ix) (A) make, revoke or amend any material Tax election; (B) change any Tax accounting methods, policies or practices except as required by the Code, (C) file any amended material Tax Return or claim for refund with respect to any material amount of Tax, (D) consent to extend the period of limitations for the payment or assessment of any material Tax, (E) enter into any closing agreement affecting any material Tax liability or refund, or (F) settle or compromise any material Tax liability or refund;

(x) amend either of the CES Credit Agreement or the NMGC Credit Agreement in a manner that causes it to no longer be repayable in full on or prior to the Closing Date without any adverse impact on Purchaser following the Closing;

(xi) loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, Seller or any of its affiliates (other than the Company and the Company Subsidiary), except for (A) dividends, distributions and redemptions, (B) intercompany transactions in the ordinary course of business consistent with past practice, (C) arrangements or obligations pursuant to existing contracts, including under the Administrative Services Agreement effective September 1, 2012, by and among Seller, the Company and NMGC and the Services Agreement dated October 14, 2008, by and between Seller and Lindsay Goldberg LLC and (D) Benefit Plans or Benefit Agreements the entry into of which is not prohibited by Section 5.01(a)(v);

(xii) enter into any natural gas supply, gathering, distribution, transportation or storage Contract, other than any such Contract entered into in the ordinary course of business consistent with Good Utility Practice and (A) not reasonably likely to require payments by or to the Company or the Company Subsidiary in excess of $10,000,000 during any fiscal year, or $50,000,000 over the term of such Contract, and (B) the result of which does not extend the term for fixed-price purchases of natural gas for more than 24 months; provided, however, that, in the ordinary course of business consistent with Good Utility Practice, the Company and the Company Subsidiary may renew any existing transportation or storage Contract the term of which will expire within 17 months of the date of this Agreement;

(xiii) to the extent not expressly permitted by a specific exclusion in the restrictions set forth in another paragraph of this Section 5.01(a), (A) enter into, terminate, renew, amend or modify in any material respect any Material Contract of the type described in Section 3.15(a), other than in the ordinary course of business consistent with past practice and provided that such Material Contract (as entered, renewed, amended or modified) is cancelable upon notice of 60 days or less without a penalty that is material relative to the payments to be made by the Company or the Company Subsidiary pursuant to such Material Contract, (B) pay, discharge or satisfy any material claims, liabilities or obligations with respect to any Material Contract other than in accordance with the terms thereof in the ordinary course of business consistent with past practice or (C) waive, release, assign or settle any material claims, liabilities or obligations with respect to any Material Contract, other than in the ordinary course of business consistent with past practice;

(xiv) institute, settle or agree to settle any material litigation, suit, action, arbitration, audit, investigation, proceeding, or other claim pending or threatened before any arbitrator, court or other Governmental Entity the outcome of which has or would be reasonably likely to have the effect of restricting or impairing to any material extent any business practice or the conduct of business of the Company or the Company Subsidiary;

(xv) terminate any officer of the Company or the Company Subsidiary other than for cause (other than the officers listed on Section 1.03(f) of the Company Disclosure Letter), or engage in any employee layoffs or facility closures; or

(xvi) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) The Company shall not, and shall not permit the Company Subsidiary to, take any action that would, or that would reasonably be expected to, (i) result in any condition set forth in Article VII not being satisfied or (ii) impair the ability of Purchaser, Seller or the Company or the Company Subsidiary to obtain, or adversely impact the terms or conditions of, the Required Regulatory Approvals.

(c) From the date of this Agreement until the Closing Date, the Company shall, and Seller shall cause the Company to, make capital expenditures generally consistent with those set forth in the “2013-14 NMGC Capital Expenditure Budget,” attached hereto as Exhibit A (the “2013-14 Budget”), subject to any variances from the 2013-14 Budget that are generally consistent with the budget variances previously experienced by the Company and the Company Subsidiary in the last 24 months, and such capital expenditures incurred shall be paid as they become due and payable in the ordinary course of business consistent with past practice.

SECTION 5.02. Operation of the Business of Purchaser and its Subsidiaries. Purchaser shall not, and shall not permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to, (i) result in any condition set forth in Article VII not being satisfied or (ii) impair the ability of Purchaser, Seller or the Company or the Company Subsidiary to obtain, or adversely impact the terms or conditions of, the Required Regulatory Approvals.

ARTICLE VI

Additional Agreements

SECTION 6.01. Access to Information. The Company shall, and shall cause the Company Subsidiary to, afford to Purchaser’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Closing Date to all their respective books, contracts, commitments, personnel (including officers, employees and agents), and records, plants, offices and other owned and leased facilities and properties and permit Purchaser to make such reasonable inspections thereof as Purchaser may reasonably request and, during such period, the Company shall, and shall cause the Company Subsidiary to, furnish promptly to Purchaser all available information concerning its business, properties and personnel as Purchaser may reasonably request; provided, however, that the Company may withhold, and may cause the Company Subsidiary to withhold, (a) any document or information that is subject to the terms of a confidentiality agreement with a third party or attorney-client privilege or (b) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Company’s counsel, might reasonably result in antitrust difficulties for the Company or its affiliates. If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall, and Seller shall cause the Company to, inform Purchaser as to the general nature of what is being withheld, and the Company shall, and Seller shall cause the Company to, cooperate in seeking a way to allow disclosure of such material to the extent doing so would not violate any such third-party confidentiality agreement, attorney-client privilege or applicable Law. All information provided by the Company pursuant to this Section 6.01 shall be subject to the confidentiality agreement, dated February 27, 2013, between NMGC and Purchaser, as amended (the “Confidentiality Agreement”).

SECTION 6.02. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Seller and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

(i) causing the waiting period under the HSR Act to terminate or expire at the earliest possible date (the “HSR Approval”), including by filing or causing to be filed as promptly as practicable, but in no event later than 30 days after the date hereof, with the Federal Trade Commission and the United States Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the Transactions;

(ii) obtaining in the most expeditious manner practicable all other necessary actions or nonactions, Consents, Governmental Authorizations and Orders (including with respect to the Required Regulatory Approvals) from Governmental Entities in connection with the authorization, execution, delivery, performance and consummation of this Agreement, the Ancillary Documents and the Transactions;

(iii) vigorously defending any lawsuits or other legal proceedings, whether regulatory, judicial, administrative or other, to which it is a party challenging or affecting this Agreement, the Ancillary Documents or the Transactions (including all regulatory proceedings necessary or advisable in connection with obtaining the Required Regulatory Approvals ) or seeking to prohibit or delay the consummation of the Transactions or rescind, vacate, or otherwise challenge any Orders granted;

(iv) seeking to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the Transactions;

(v) as promptly as practicable, and in any event within 45 days after the date hereof, making or causing to be made all necessary notifications, applications and filings (including with respect to the Required Regulatory Approvals), and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Ancillary Documents and the Transactions required under or with respect to the Required Regulatory Approvals; provided, however, that Seller, the Company and Purchaser shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the Transactions (including with respect to the Required Regulatory Approvals) and seeking any such actions, consents, approvals or waivers or making any such filings; and

(vi) executing and delivering any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement.

(b) General Procedures. Seller and Purchaser shall jointly, and on an equal basis, coordinate the overall development of the positions to be taken and the regulatory actions to be requested in such applications and filings for approval of the matters contemplated by this Agreement which require regulatory approval and of all other regulatory matters incidental thereto which are to be addressed in such applications and filings. Seller, the Company and Purchaser shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions. Seller, the Company and Purchaser shall consult, in good faith, with each other in respect of any communications, meetings or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the Transactions (including with respect to the Required Regulatory Approvals) or any related declaration, filing, registration, notice, authorization, consent or approval, and shall provide each other with advance notice and an opportunity to attend all meetings and oral communications with any Governmental Entity relating to any of the foregoing. Seller, the Company and Purchaser will provide each other with reasonable advance opportunity to review and comment upon and will consider in good faith the views of each other in connection with all written communications with a Governmental Entity regarding the Transactions (including with respect to the Required Regulatory Approvals) and will promptly provide each other with copies of all written communications to or from any Governmental Entity relating to the Transactions (including with respect to the Required Regulatory Approvals). No party to this Agreement shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. No party to this Agreement, directly or indirectly through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VII. Nothing in this Section 6.02 will apply to or restrict communications or other actions by the Company or the Company Subsidiary with or with respect to Governmental Entities in connection with their business in the ordinary course of business.

(c) Without limiting the foregoing, Purchaser agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the Required Regulatory Approvals applicable to Purchaser, the Company or the Company Subsidiary, so as to enable the Closing to occur as promptly as practicable, including (i) agreeing to conditions imposed by any Governmental Entity and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Purchaser or the Company or any of their respective subsidiaries or (ii) accepting any operational restrictions, including restrictions on the ability to change rates or charges or standards of service, or otherwise taking or committing to take actions that limit any of Purchaser’s or its subsidiaries’ (including the Company and the Company Subsidiary following the Closing Date) freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, licenses, rights, product lines, operations or businesses of Purchaser, the Company or any of their respective subsidiaries, in each case as may be required in order to obtain the Required Regulatory Approvals or to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. Notwithstanding the foregoing or anything in this Agreement to the contrary, Purchaser shall not be required to, and Seller, the Company and the Company Subsidiary shall not, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, consent to or take any action of the types described above with respect to the Company and the Company Subsidiary, including agreeing to conditions, proposing or making any divestiture or other undertaking or proposing, accepting or entering into any consent decree, hold separate order or operational restriction with respect to the Company and the Company Subsidiary, in each case, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company and the Company Subsidiary, taken as a whole. For the avoidance of doubt, none of the exclusions set forth in the definition of “Company Material Adverse Effect” shall be deemed to apply to any reference to “material adverse effect” in this Section 6.02(c). Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller shall not be required to, and Purchaser shall not, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, consent to (x) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing or (y) the imposition of any terms, conditions or limitations on or with respect to Seller, any of its affiliates, any of their respective businesses or any of the benefits to Seller and its affiliates of the Transactions.

(d) Without limiting the generality of anything contained in this Section 6.02, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Transactions.

Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(e) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiary prior to the Closing. Prior to the Closing, the Company and the Company Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

SECTION 6.03. Notification. Each of Seller and the Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller and the Company, of (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 7.02(a), 7.02(b) or 7.03(a), as applicable, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 6.04. Public Announcements. Subject to Section 6.16, any public announcement or similar publicity with respect to this Agreement or the Transactions will be issued, if at all, at such time and in such manner as mutually agreed to by Seller and Purchaser; provided, however, that the foregoing shall not prohibit any party from making, issuing or releasing any announcements, statements or acknowledgments that such party is required to make, issue or release by applicable Law or by any listing agreement with or listing rules of a securities exchange or trading market or inter-dealer quotation system (provided that such party has used reasonable efforts to give the other party prior notice thereof to review such disclosure). Notwithstanding the foregoing, a party may issue a press release with the prior approval of the other party (with such approval not to be unreasonably withheld). Subject to Section 6.16, except as otherwise agreed to by Seller and Purchaser or required by Law, prior to the Closing, each party and its representatives and agents will keep this Agreement and any information about the Transactions strictly confidential and shall not make any disclosure of this Agreement to any other person. Seller and Purchaser will consult with each other concerning the means by which the Company and the Company Subsidiary, employees, customers, and suppliers and others having dealings with the Company and the Company Subsidiary will be informed of the Transactions.

SECTION 6.05. Benefits. (a) For a period of one year following the Closing Date (the “Continuation Period”), Purchaser shall either (i) maintain, or cause its subsidiaries (including the Company and the Company Subsidiary) to maintain, for the benefit of the employees of the Company and the Company Subsidiary immediately prior to the Closing Date (the “Company Employees”), the Benefit Plans, the Benefit Agreements and the other employee benefit plans and compensation arrangements of the Company Employees at the compensation and benefit levels in effect immediately prior to the Closing Date or (ii) provide, or cause its subsidiaries (including the Company and the Company Subsidiary) to provide (A) compensation to the Company Employees that, in the aggregate, is substantially comparable to the compensation provided to the Company Employees immediately prior to the Closing Date and (B) benefits to the Company Employees that, in the aggregate, are substantially comparable to the benefits provided to the Company Employees immediately prior to the Closing Date. Purchaser shall provide each Company Employee who is terminated during the Continuation Period with severance payments and benefits that are no less favorable than those disclosed in Section 6.05(a) of the Company Disclosure Letter.

(b) During the Continuation Period, Purchaser shall provide or cause its subsidiaries (including the Company and the Company Subsidiary) to provide each former employee of the Company or the Company Subsidiary who, immediately prior to the Closing Date, is receiving long-term disability payments or benefits (which shall be deemed to include medical benefits) or retiree medical benefits under any Benefit Plan or Benefit Agreement (“LTD and Retiree Medical Beneficiaries”), long-term disability payments or benefits or retiree medical benefits (as applicable) at a level that is substantially comparable to the level of such payments or benefits provided to such individuals immediately prior to the Closing Date. A list of LTD and Retiree Medical Beneficiaries as of the date of this Agreement is set forth in Section 6.05(b) of the Company Disclosure Letter. Prior to the Closing Date, but no earlier than three Business Days prior to the Closing Date, Seller shall provide to Purchaser an updated list of LTD and Retiree Medical Beneficiaries in the form of Section 6.05(b) of the Company Disclosure Letter as of such date.

(c) From and after the Closing Date, Purchaser shall, and shall cause the Company and the Company Subsidiary to, honor all obligations under the Benefit Plans and Benefit Agreements in accordance with their terms as in effect immediately prior to the Closing Date.

(d) Purchaser shall, and shall cause its subsidiaries (including the Company and the Company Subsidiary) to, cause any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) maintained by Purchaser or any of its subsidiaries (including the Company and the Company Subsidiary) (including any vacation, paid time-off and severance plans) to recognize each Company Employee’s service with the Company or the Company Subsidiary (as well as service with any predecessor of the Company or the Company Subsidiary, to the extent service with such predecessor is recognized by the Company or the Company Subsidiary), for all purposes, including determining eligibility to participate, level of benefits and vesting; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e) Purchaser shall, and shall cause its subsidiaries (including the Company and the Company Subsidiary) to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Purchaser or any of its subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Closing Date. Purchaser shall, or shall cause its subsidiaries (including the Company and the Company Subsidiary) to, recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.

(f) For a period of 90 days following the Closing, Purchaser shall, and shall cause its subsidiaries (including the Company and the Company Subsidiary) to, provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended, and any similar state or local law, and otherwise comply with such laws with respect to the Company Employees. Notwithstanding the foregoing, no provision of this Agreement shall create any right in any employee to continued employment by Seller, the Company, the Company Subsidiary, Purchaser or any respective subsidiary thereof, or preclude the ability of Seller, the Company, the Company Subsidiary, Purchaser or any respective subsidiary thereof to terminate the employment of any employee for any reason. This Section 6.05 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.05, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.05 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of Seller, the Company, the Company Subsidiary, Purchaser or any respective subsidiary thereof. No Company Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 6.05 and this Section 6.05 shall not create such rights in any such person.

(g) Seller shall remain solely liable for all obligations under the Former Director Agreements, and none of Purchaser, the Company, the Company Subsidiary or any respective affiliate thereof shall have any liability with respect to any of the Former Director Agreements. For purposes of this Agreement, “Former Director Agreements” means each agreement between Seller, on the one hand, and any former director of the Company who was an employee of Seller, on the other hand. Notwithstanding anything in this Agreement or the Former Director Agreements to the contrary, Seller shall not assign any of the Former Director Agreements to the Company or the Company Subsidiary.

(h) Seller shall remain solely liable for any and all obligations arising from or relating to any profit participation interest in connection with equity interests held in Seller without regard to whether any such profit participation has been or is reflected in the Company Financial Statements.

SECTION 6.06. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne by Purchaser. To the extent applicable Law requires Seller to pay any Transfer Taxes, Purchaser shall promptly reimburse Seller for such Transfer Taxes.

SECTION 6.07. Tax Returns.

(a) Seller shall prepare or caused to be prepared and timely file or cause to be timely filed, taking into account valid extensions of time within which to file, all Tax Returns that are required to be filed with respect to the Company or the Company Subsidiary on or before the Closing Date. Seller shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Subject to Section 6.07(b), Purchaser shall prepare all other Tax Returns that are required to be filed with respect to the Company or the Company Subsidiary.

(b) In the case of any Tax Return that is due after the Closing Date, that could reasonably be expected to lead to an indemnity claim under Section 9.01(d) (or under Section 9.01(b) with respect to a breach of any representation or warranty in Section 3.09), Purchaser shall prepare all such Tax Returns in a manner consistent with the past custom and practice of the Company or the Company Subsidiary, as applicable. Seller shall have the right to review, comment on and make changes to each such Tax Return. Purchaser shall thereafter execute and timely file each such Tax Return and timely remit such Taxes, and Purchaser shall then be entitled to file any applicable indemnity claims under Section 9.01(d) (or under Section 9.01(b) with respect to a breach of any representation or warranty in Section 3.09).

SECTION 6.08. Assistance and Cooperation. To the extent reasonably requested by Seller or Purchaser, after the Closing Date, Seller and Purchaser shall (and shall cause their respective affiliates to) (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 6.07, and (ii) cooperate fully in preparing for any audits of, or disputes with any Tax authority regarding, any Tax Returns of the Company or the Company Subsidiary.

SECTION 6.09. Computation of Tax Liabilities. To the extent permitted or required by Law, any applicable taxable period of the Company and the Company Subsidiary which includes the Closing Date shall be treated as closing on (and including) the Closing Date. For purposes of Section 9.01(d), with respect to Taxes of a Straddle Period (which is not treated under the immediately preceding sentence as closing on the

Closing Date), Taxes for the portion of the Straddle Period ending on the Closing Date shall be computed (a) in the case of Taxes (such as real or personal property Taxes) imposed on a periodic basis, based on the number of days of the Straddle Period that are in the period ending on the Closing Date and (b) in the case of all other Taxes, as if such taxable period ended at the close of the Closing Date.

SECTION 6.10. Indemnification. (a) From and after the Closing Date, Purchaser shall, to the fullest extent permitted by Law, cause the Company and the Company Subsidiary to honor all the Company’s and the Company Subsidiary’s obligations to indemnify (including all obligations to advance funds for expenses) the current or former directors or officers of the Company or the Company Subsidiary for acts or omissions by such directors and officers occurring prior to the Closing Date to the extent that such obligations of the Company or the Company Subsidiary exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws, the charter or bylaws of the Company Subsidiary, individual indemnity agreements or otherwise, and such obligations shall survive the Transactions and shall continue in full force and effect in accordance with the current terms of the Company Charter, the Company Bylaws, the charter or bylaws of the Company Subsidiary and such individual indemnity agreements from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

(b) From and after the Closing Date, Purchaser shall cause the Company and the Company Subsidiary as of the Closing Date to obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s and the Company Subsidiary’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date from an insurance carrier with the same or better credit rating as the Company’s or the Company Subsidiary’s, as the case may be, current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s or the Company Subsidiary’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or the Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Purchaser be required to expend pursuant to this Section 6.10(b) more than an amount in excess of 175% of the last annual premium paid prior to the date of this Agreement. If the Company or the Company Subsidiary for any reason fails to obtain such “tail” insurance policies as of the Closing Date, Purchaser shall cause the Company and the Company Subsidiary to continue to maintain in effect for a period of at least six years from the Closing Date the D&O Insurance with respect to claims arising from or related to facts or events which occurred at or before the Closing Date.

SECTION 6.11. Indebtedness. (a) At the Closing, Purchaser shall cause the Company to pay, by wire transfer of cash in immediately available funds pursuant to written instructions and amounts specified by Seller in a written notice to be provided by Seller to Purchaser at least three Business Days prior to the Closing Date to the administrative agent under the CES Credit Agreement or any Indebtedness incurred to refinance or replace the CES Credit Agreement (the “CES Credit Agreement Repayment Amount”), for the account of the lenders of such Indebtedness immediately following the Closing against delivery by such administrative agent of documentation, in a form reasonably satisfactory to Purchaser, evidencing the release as of the Closing of (i) the Company from its obligations under such Indebtedness and (ii) the Liens created by such Indebtedness and related security agreements on the capital stock of the Company and all collateral owned by the Company or the Company Subsidiary. For income tax purposes, the parties agree to report the transaction occurring pursuant to the preceding sentence as follows: Immediately prior to the Closing, (x) Purchaser shall be treated as paying the CES Credit Agreement Repayment Amount to Seller, (y) Seller shall then be treated as making a capital contribution to the Company in the amount of the CES Credit Agreement Repayment Amount and (z) the Company shall then be treated as paying the CES Credit Agreement Repayment Amount to the administrative agent for the account of the lenders of such Indebtedness.

(b) At the Closing, Purchaser shall deliver to the administrative agent under the NMGC Credit Agreement or any Indebtedness incurred to refinance or replace the NMGC Credit Agreement, for the account of the lenders of such Indebtedness and on behalf of the Company Subsidiary, by wire transfer of cash in immediately available funds pursuant to written instructions and amounts specified in a written notice to be provided by the Company, on behalf of the Company Subsidiary, to Purchaser at least three Business Days prior to the Closing Date, an amount equal to such Indebtedness plus accrued and unpaid interest, if any, to the Closing Date (the “NMGC Credit Agreement Repayment Amount”) to pay such Indebtedness and against customary payoff documentation, in a form reasonably satisfactory to Purchaser, that provides for release of any further liability or obligation with respect to such Indebtedness and termination of any Liens in favor of the holders of such Indebtedness to the extent such Liens do not also secure the NMGC Notes.

(c) Prior to the date that is 30 days following the Closing Date, Purchaser shall, or shall cause NMGC to, give written notice of the consummation of the Transactions to the holders of NMGC’s 4.87% senior secured notes due February 8, 2021 (the “NMGC Notes”), make an offer to prepay the Notes as provided in section 8.3 of the Note Purchase Agreement dated February 8, 2011, by and among NMGC and the noteholder parties thereto (the “NMGC Note Purchase Agreement”), and thereafter prepay each NMGC Note validly tendered and not withdrawn pursuant to such offer, in each case in accordance with the provisions of the NMGC Note Purchase Agreement.

SECTION 6.12. Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses; provided, however, that the fees payable to a Governmental Entity in connection with filings under applicable antitrust

Laws shall be shared equally by the Company and Purchaser, whether or not the Closing occurs; provided, further, that all filing fees and expenses (except expenses of legal counsel of each of Seller and the Company) payable in connection with the Required Regulatory Approvals shall be paid by Purchaser, whether or not the Closing occurs.

SECTION 6.13. FIRPTA Certificate. Seller shall deliver to Purchaser at the Closing a certificate, duly completed and executed, certifying that it is not a foreign person. Such certificate shall be substantially in the form of the sample set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

SECTION 6.14. Insurance. Purchaser acknowledges that the Company and the Company Subsidiary shall not be entitled to coverage under any insurance policies maintained by Seller or its affiliates (other than directly by the Company and the Company Subsidiary) from and after the Closing. Notwithstanding the foregoing, Seller shall provide recovery to the Company or a Company Subsidiary in accordance with the terms of the Company Insurance Policies, or any other historical insurance policy, including all those insurance policies referenced in the last sentence of Section 3.17 of this Agreement, (at no cost to Seller or any of its affiliates) retained from a third-party to insure the Company or the Company Subsidiary for any claims made or Losses incurred prior to the Closing Date that relate to the Company or the Company Subsidiary if such claim was reported or made against the Company Insurance Policies or such other insurance policies prior to the Closing or if the Company Insurance Policies or such other insurance policies (at no cost to the Seller or any of its affiliates) permit the Company or a Company Subsidiary to pursue such claim after the Closing even if it was not reported or made prior to the Closing (such claim and Losses, collectively, the “Recoverable Insurance Claims”). To the extent any Recoverable Insurance Claim is subject to indemnification by Seller under Article IX of this Agreement, in accordance with Section 9.06(b), any payment by the Seller under Article IX shall be net of any payments received by the Company or the Company Subsidiary pursuant to the Company Insurance Policies or such other insurance policies.

SECTION 6.15. Settlement of Intercompany Notes; Affiliate Transactions. Seller shall take (or cause to be taken) all action necessary such that (i) all intercompany loans for borrowed money evidenced by notes between and among the Company and the Company Subsidiary, on the one hand, and Seller and Seller’s subsidiaries (other than the Company and the Company Subsidiary), on the other hand, shall be eliminated (which may include the netting of receivables and payables, contributions to equity and dividends) and (ii) all Contracts by and between the Seller or its affiliates (other than the Company and the Company Subsidiary), on the one hand, and the Company or the Company Subsidiary, on the other hand, shall be terminated, in each case, prior to the Closing and without any further liability on the part of the parties thereto.

SECTION 6.16. Financing. (a) Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and conditions (including any “flex” provisions) set forth in the Financing Commitment, including using its reasonable best efforts to (i) maintain in effect the Financing Commitment and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Financing Commitment (the “Definitive Financing Documentation”), (ii) negotiate and enter into the Definitive Financing Documentation on the terms and conditions (including any “flex” provisions) that are not materially less favorable, in the aggregate, to Seller than those contained in the Financing Commitments and, upon execution thereof, deliver correct and complete copies thereof to Seller, (iii) satisfy on a timely basis all conditions applicable to Purchaser set forth therein that are within its control, (iv) consummate the Financing contemplated by the Financing Commitment at or prior to the Closing, including, subject to Section 10.09, using its reasonable best efforts to take actions (which may include litigation) to enforce its rights under the Financing Commitment and the Definitive Financing Documentation and to cause the Debt Financing Sources and any other persons providing such Financing to fund the Financing required to consummate the Transactions at the Closing, and (v) comply in all material respects with its covenants and other obligations under the Financing Commitment and the Definitive Financing Documentation, in each case, for so long as Purchaser does not have sufficient cash from other sources (including by reason of a capital market, equity or other financing transactions) available to satisfy its obligations under this Agreement. In the event that Purchaser commences an action to seek specific performance to enforce its rights under the Financing Commitment or the Definitive Financing Documentation or cause the Debt Financing Sources to fund the Financing (any such action, a “Financing Action”), Purchaser shall (x) keep Seller reasonably informed of the status of the Financing Action and (y) at the reasonable request of Seller, make Purchaser’s employees and legal advisors reasonably available to discuss the status of, and material developments with respect to, the Financing Action (subject in all cases to preserving all legal privileges). In the event that any portion of the Financing becomes unavailable on the terms and conditions (including any applicable “flex” provisions) set forth in the Financing Commitment, or Purchaser becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Financing unavailable on the terms and conditions (including any applicable “flex” provisions) contemplated in the Financing Commitment, Purchaser shall promptly notify Seller and shall use its reasonable best efforts to obtain any such portion from alternative sources, on terms that will still enable Purchaser to consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event. Purchaser shall deliver to Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Purchaser with any portion of the Financing. Purchaser shall refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure or material delay of any of the conditions contained in the Financing Commitment or in any Definitive Financing Documentation. Purchaser shall not agree to or permit any amendment, replacement, supplement or other modification of, or waive any of its rights under or terminate, the Financing Commitment or the Definitive Financing Documentation in any manner that is reasonably expected to impair, delay or prevent the funding or Financing described therein or the occurrence of the transactions contemplated by this Agreement, in each case, without Seller’s prior written consent; provided, that Purchaser may (x) amend, supplement, modify or replace the Financing Commitment and

(y) replace all or a portion of the facility committed under the Financing Commitment as in effect as of the date hereof with one or more debt or equity financing in a manner that does not impair, delay or prevent the funding of the transactions contemplated by this Agreement. Purchaser shall keep Seller reasonably informed on a current basis of the status of its efforts to arrange, obtain and consummate the Financing. Purchaser shall give Seller oral and written notice promptly after Purchaser becomes aware (i) of the occurrence of any material breach, default or repudiation by any party to the Financing Commitment or Definitive Financing Documentation or of any condition therein being not likely to be satisfied, (ii) of the receipt of any written notice or other written communication from any source of Financing with respect to any (A) actual or potential material breach, default, termination or repudiation of any provisions of the Financing Commitment or the Definitive Financing Documentation, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to the Financing Commitment or the Definitive Financing Documentation, (iii) of any termination or material waiver, amendment or other modification of the Financing Commitment or the Definitive Financing Documentation, (iv) that any of the parties to the Financing Commitment no longer intends to provide the Financing, (v) that any portion of the Financing is not available to consummate the Transactions or (vi) the occurrence of any event or development that Purchaser determines could reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Financing contemplated by the Financing Commitment and the Definitive Financing Documentation on terms and conditions, in the manner or from the sources contemplated by the Financing Commitment or the Definitive Financing Documentation (or if at any time for any other reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing contemplated by the Financing Commitment and the Definitive Financing Documentation on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments or the Definitive Financing Documentation). As soon as reasonably practicable, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in the immediately preceding sentence. Purchaser acknowledges that its obligation to consummate the Transactions is not conditioned upon the availability or consummation of the Financing.

(b) Prior to the Closing Date, the Company shall provide, shall cause the Company Subsidiary to provide, and shall use its reasonable best efforts to cause any attorney, accountant or other advisor, agent or representative (collectively, the “Representatives”) retained by the Company or the Company Subsidiary to provide, in each case subject to Section 6.16, such reasonable cooperation in connection with the arrangement of the Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act of 1933) as may be reasonably requested by Purchaser, including (i) participation in a reasonable number of meetings, drafting sessions and due diligence sessions, (ii) using reasonable best efforts to furnish Purchaser and its Debt Financing Sources with financial and other pertinent information regarding the Company and the Company Subsidiary as may be reasonably requested by Purchaser to consummate the Financing, (iii) reasonably assisting Purchaser and its Debt Financing Sources in the preparation of (A) customary offering documents or memoranda (or similar documents) for any portion of the Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Purchaser and its Debt Financing Sources for any portion of the Financing, (v) executing and delivering (or using reasonable best efforts to obtain), and causing its affiliates to execute and deliver (or use reasonable best efforts to obtain), customary certificates, accountants’ comfort letters, consents, opinions and negative assurance letters and (vi) obtaining customary payoff letters and instruments of discharge contemplated by Section 6.11; provided, however, that in no event shall the Company or the Company Subsidiary be required to (1) pledge any assets as collateral, pay any commitment or other similar fee, bear any cost or expense or incur any other liability in connection with the Financing prior to the Closing, (2) take any actions to the extent such actions would, in the Company’s reasonable judgment, unreasonably interfere with the ongoing business or operations of the Company and the Company Subsidiary or otherwise interfere with the prompt and timely discharge by the Company’s or the Company Subsidiary’s employees of their normal duties in any material respect or (3) take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter, the Company Bylaws, any applicable Laws or any Material Contract. Seller hereby consents to the reasonable use of Seller’s and its affiliates’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or any of its affiliates or the reputation or goodwill of Seller or any of its affiliates or any of their logos and on such other customary terms and conditions as Seller shall reasonably impose.

(c) Purchaser shall be responsible for all fees and expenses related to the Financing contemplated hereby. Accordingly, notwithstanding anything to the contrary in Section 6.12, Purchaser shall promptly reimburse Seller, the Company or the Company Subsidiary, as applicable, for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller, the Company or the Company Subsidiary in connection with such cooperation or otherwise in connection with the Financing. Purchaser shall indemnify and hold harmless Seller, the Company, the Company Subsidiary and their respective Representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information relating to the Company or the Company Subsidiary set forth in this Agreement or the exhibits or schedules hereto or provided to Purchaser in writing on or behalf of Seller, its subsidiaries or its and their Representatives, in each case if expressly provided for use in connection with the Financing). Notwithstanding anything to the contrary in this Agreement, Seller shall not have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing or any alternative financing.

(d) Purchaser shall refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Financing Commitment or in any definitive agreement relating to the Financing. Purchaser acknowledges and agrees that, notwithstanding the Company’s obligations under Section 6.16(b), none of the obtaining of the Financing or any alternative financing or the completion of any issuance of securities contemplated by the

Financing are a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing or the completion of any such issuance, subject to the applicable conditions set forth in Sections 7.01 and 7.02.

ARTICLE VII

Conditions to Closing

SECTION 7.01. Conditions to Each Party’s Obligations to Effect the Closing. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Antitrust Approval. Any waiting period (and any extension thereof) applicable to the Closing under the HSR Act shall have been terminated or shall have expired.

(b) No Injunctions or Restraints. No order, decree or ruling issued by any Governmental Entity of competent jurisdiction or other Law preventing the consummation of the Closing shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.02, each of Purchaser and the Company shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(c) Regulatory Approvals. (i) Orders granting the Required Regulatory Approvals shall have been obtained and shall have become Final Regulatory Orders and (ii) no conditions or requirements shall be contained in any such Order imposing on Purchaser or Seller any condition or requirement that pursuant to the second sentence or fourth sentence of Section 6.02(c), as applicable, Purchaser or Seller is not required to accept.

(d) Repayment of Indebtedness. The parties shall have received payoff documentation from the holders of the Indebtedness specified on Sections 6.11(a) and 6.11(b) of the Company Disclosure Letter providing that upon the making of the payments contemplated by Sections 6.11(a) and 6.11(b) (i) all Liens in favor of the lenders of such Indebtedness that are not Permitted Liens shall be terminated and released to the extent such Liens do not also secure the NMGC Notes and (ii) the Company and the Company Subsidiary shall be released from their obligations with respect to such Indebtedness.

SECTION 7.02. Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the following conditions:

(a) Representations and Warranties of the Company. (i) Each of the representations and warranties of the Company contained in this Agreement (other than in Sections 3.03 (Capital Structure), 3.04 (Authority; Execution and Delivery;

Enforceability) and Section 3.07 (No Company Material Adverse Effect)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company set forth in (x) Section 3.03 (Capital Structure) shall be true and correct in all respects, (y) Section 3.04 (Authority; Execution and Delivery; Enforceability) shall be true in all material respects and (z) and Section 3.07 (No Company Material Adverse Effect) shall be true in all respects, in each case, as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b) Representations and Warranties of Seller. (i) Each of the representations and warranties of Seller (other than in Section 2.02 (Authority; Execution and Delivery; Enforceability) and Section 2.04 (The Shares)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect and (ii) the representations and warranties of Seller set forth in (x) Section 2.02 (Authority; Execution and Delivery; Enforceability) shall be true and correct in all material respects and (y) Section 2.04 (The Shares) shall be true and correct in all respects, in each case, as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of Seller by a duly authorized officer of Seller to such effect.

(c) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(d) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of Seller by a duly authorized officer of Seller to such effect.

(e) Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

SECTION 7.03. Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is further subject to the following conditions:

(a) Representations and Warranties of Purchaser. (i) Each of the representations and warranties of Purchaser contained in this Agreement (other than in Section 4.02 (Authority; Execution and Delivery; Enforceability)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect and (ii) the representations and warranties of Purchaser set forth in Section 4.02 (Authority; Execution and Delivery; Enforceability) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date. Seller shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.

SECTION 7.04. Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor the Company or Seller, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such person’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, including as required by Section 6.02 and, in the case of Purchaser, Section 6.16(a).

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, by written notice to the other:

(i) if the Closing has not occurred on or before May 25, 2014 (the “Outside Date”) so long as, on the Outside Date and the date of such notice, (A) the terminating party (or the Company, if Seller is the terminating party) has not failed to fulfill any obligation under this Agreement which failure has been the cause of, or resulted in, the failure of the Closing to occur, and (B) it is not the case that the conditions to the

Closing set forth in Sections 7.01(c) and 7.01(d) have not been fulfilled but all other conditions to the Closing have been fulfilled or are capable of being fulfilled, in which case the Outside Date will be September 25, 2014;

(ii) if any Governmental Entity of competent jurisdiction has issued an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; or

(iii) if any condition to the obligation of such party to consummate the Closing set forth in Section 7.02 (in the case of Purchaser) or 7.03 (in the case of Seller) becomes incapable of satisfaction prior to the Outside Date; provided, however, that the terminating party (or the Company, if Seller is the terminating party) is not then in breach of any representation, warranty or covenant contained in this Agreement;

(c) by Purchaser, if (i) Seller or the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.02(a), 7.02(b), 7.02(c) or 7.02(d) is not reasonably capable of being satisfied; (ii) Purchaser shall have delivered to Seller written notice of such breach or failure to perform; and (iii) either (A) such breach or failure to perform is not capable of cure or (B) at least 30 days shall have elapsed since the date of delivery of such written notice to Seller and such breach or failure to perform shall not have been cured; provided, however, that Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement;

(d) by Seller, if (i) Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.03(a) or 7.03(b) is not reasonably capable of being satisfied; (ii) Seller shall have delivered to Purchaser written notice of such breach or failure to perform; and (iii) either (A) such breach or failure to perform is not capable of cure or (B) at least 30 days shall have elapsed since the date of delivery of such written notice to Purchaser and such breach or failure to perform shall not have been cured; provided, however, that Seller shall not be permitted to terminate this Agreement pursuant to this Section 8.01(d) if Seller or the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either Seller or Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than Section 2.06, Section 3.18, Section 4.04, Section 4.05, the last sentence of Section 6.01, Section 6.12, Section 6.16(c), this Section 8.02 and Article X and the Confidentiality Agreement, all of which shall survive such termination, and except to the extent that such termination results from a knowing and intentional breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 8.03. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, Sections 9.08(c), 10.06, the last sentence of Section 10.09(b) and this Section 8.03 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.

SECTION 8.04. Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

Indemnification

SECTION 9.01. Indemnification by Seller. From and after the Closing, Seller shall indemnify and hold harmless Purchaser, its affiliates (including the Company and the Company Subsidiary) and each of their respective officers, directors, employees, stockholders, agents and representatives (“Purchaser’s Indemnified Persons”) from and against, and shall reimburse Purchaser’s Indemnified Persons for, any and all Losses directly arising out of or based upon:

(a) any misrepresentation in or breach of any representation or warranty of Seller set forth in this Agreement or in any certificate delivered pursuant to this Agreement;

(b) any misrepresentation in or breach of any representation or warranty of the Company set forth in this Agreement or in any certificate delivered pursuant to this Agreement;

(c) any breach or nonfulfillment of any covenant, agreement or other obligation of Seller or, prior to the Closing, the Company set forth in this Agreement; and

(d) all Taxes (or the non-payment thereof) (i) of the Company for all taxable periods ending on or before the Closing Date and, with respect to any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Straddle Period ending on and including the Closing Date (determined in accordance with the principles of Section 6.09), but in each case only to the extent that such Taxes exceed the accrual or reserve for Taxes taken into account in computing the Working Capital or (ii) attributable to any entity other than the Company or the Company Subsidiary but imposed on the Company or the Company Subsidiary pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of any Tax Laws).

SECTION 9.02. Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and hold harmless Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (“Seller’s Indemnified Persons”) from and against, and shall reimburse Seller for, any and all Losses directly arising out of or based upon:

(a) any misrepresentation in or breach of any representation or warranty of Purchaser set forth in this Agreement or in any certificate delivered pursuant to this Agreement; and

(b) any breach or nonfulfillment of any covenant, agreement or other obligation of Purchaser set forth in this Agreement.

SECTION 9.03. Defense of Third Party Claims.

(a) If any legal proceedings shall be instituted or any claim is asserted by any third party (a “Third Party Claim”) in respect of which any party to this Agreement may have an obligation to indemnify another party to this Agreement, the party asserting such right to indemnity (the “Indemnified Party”) shall give the party from whom indemnity is sought (the “Indemnifying Party”) written notice thereof within 10 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, upon written notice to the Indemnified Party, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not reasonably objected to by the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in such defense but the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with such participation or otherwise in connection with the defense of such claim; provided, however, that the Indemnifying Party shall be liable for such legal expenses if the Indemnified Party determines in good faith that the incurrence of the same is appropriate in light of defenses not available to the Indemnifying Party, conflicts of interest or other similar circumstances.

(c) If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement of such claim or ceasing to defend against such claim (with such approval not to be unreasonably withheld); provided, however, that if the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Party completely in connection with such Third Party Claim.

(e) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).

(f) If the Indemnifying Party does not assume control of the defense of such claim as provided in this Section 9.03, the Indemnified Party shall have the right to defend such Third Party Claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above), and the Indemnifying Party will promptly reimburse the Indemnified Party therefor in accordance with this Section 9.03. The reimbursement of fees, costs and expenses required by this Section 9.03 shall be made by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.

SECTION 9.04. Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim shall be asserted by the Indemnified Party to the

Indemnifying Party in writing with reasonable promptness, setting forth specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof, but any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. In the event the Indemnifying Party disputes its obligation to indemnify the Indemnified Party under this Article IX, the Indemnifying Party shall have 60 days after receipt of notice under this Section 9.04 to give written notice of such objection, and the grounds therefor, and the Indemnified Party shall thereafter have 30 days to respond in writing to the objection of the Indemnifying Party. If after such 30-day period there remains a dispute as to any obligation, the parties shall attempt in good faith for 30 days to agree upon the rights of the respective parties with respect to such indemnification obligation.

SECTION 9.05. Survival.

(a) The representations and warranties of each party contained in this Agreement shall survive the Closing for a period ending on the date that is nine months after the Closing Date (the “Survival Expiration Date”), at which time such representations and warranties shall terminate and thereafter be of no force and effect. Any claim for indemnity under Section 9.01 or Section 9.02 must be asserted in writing prior to or on the Survival Expiration Date; provided, however, each covenant or agreement contained in this Agreement to be performed after the Closing shall survive in accordance with its terms.

(b) Notwithstanding Section 9.05(a), a party’s rights to indemnification under this Article IX, and the other provisions of this Article IX, shall not terminate with respect to any claim with respect to which the Indemnified Party has delivered a written notice to the Indemnifying Party prior to Survival Expiration Date, alleging in good faith a breach of any representation, warranty or covenant or other right to indemnification and setting forth, in reasonable detail, the basis for indemnification, the facts upon which the claim for indemnification is based and an estimate in reasonable detail of the Losses incurred in connection therewith; provided; however, that the applicable representation, warranty, covenant, agreement or right to indemnification under this Article IX shall survive only until, and only for purposes of, the resolution of the matter covered by such notice.

SECTION 9.06. Indemnification Limitations. Notwithstanding anything to the contrary in this Agreement:

(a) Other than (i) with respect to Losses attributable to breaches of the representations and warranties set forth in the Fundamental Representations, (ii) with respect to Losses attributable to breaches or nonfulfillment of any covenant or agreement to be performed after the Closing, (iii) with respect to Losses attributable to breaches or nonfulfillment of any covenant, agreement or other obligation set forth in Section 6.05(g), 6.05(h) or 6.15, (iv) with respect to Losses arising under Section 9.01(d)(ii) or

(v) in the case of fraud: (w) neither Purchaser’s Indemnified Persons nor Seller’s Indemnified Persons may assert any claim for Losses under Sections 9.01 or 9.02, as applicable, (A) except to the extent that any such claim is in an amount in excess of $50,000 (the “Claim Threshold”), and (B) unless and until the aggregate amount of all such claims by such Purchaser’s Indemnified Persons or Seller’s Indemnified Persons, as applicable, under this Agreement exceeds $9,250,000 (Nine Million, Two Hundred and Fifty Thousand) (the “Deductible”), and then Purchaser’s Indemnified Persons or Seller’s Indemnified Persons, as applicable, may assert claims only for the excess of such aggregate claims over the Deductible; provided, however, neither the Claim Threshold nor the Deductible shall apply to claims for indemnification arising under Section 9.01(b) (with respect to Losses attributable to breaches of the representations and warranties set forth in Section 3.09) or Section 9.01(d)(i), (x) in no event shall the aggregate liability of Seller for all claims of Losses under Section 9.01 exceed the Escrow Amount minus the amount, if any, paid to Purchaser out of the Escrow Fund pursuant to Section 1.04(d)(ii), (y) any and all payments of any indemnification obligations to any Purchaser’s Indemnified Person under this Article IX shall be made solely and exclusively from the funds, if any, then constituting the Escrow Fund, and (z) any Purchaser’s Indemnified Person’s sole recourse for indemnity in respect of any Loss under this Article IX shall be limited solely and exclusively to the funds, if any, then constituting the Escrow Fund. The aggregate amount of Losses for which the Purchaser Indemnified Persons shall be indemnified by Seller for any claim for indemnification under Section 9.01 shall not exceed the Purchase Price.

(b) The Indemnified Persons shall use commercially reasonable efforts to mitigate all Losses for which such Indemnified Persons are entitled or may be entitled to indemnification under this Article IX, and no Indemnified Person shall be entitled to indemnification for any Losses to the extent arising from such Indemnified Person’s failure to mitigate such Losses. The amount of any Losses for which indemnification is provided for under this Article IX shall be (i) offset by any amounts recovered by the Indemnified Persons as a result of any indemnification by any third party and any insurance proceeds or other amounts received by the Indemnified Persons from third parties with respect to such Losses, (ii) reduced to take account of any tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Loss, in each case on a “with and without” basis and (iii) reduced by any amounts recovered through any rate order issued by the New Mexico Public Regulation Commission. Purchaser and Seller agree to (and agree to cause the other Indemnified Persons to) use commercially reasonable efforts to make any claims for insurance and/or indemnification available from any third party and/or pursue and comply with any rate order with respect to Losses for which any Indemnified Person will or may seek indemnification hereunder and to diligently pursue such claims in good faith. If any such insurance proceeds and/or other amounts are received and/or authorized for deferred accounting by any Purchaser’s Indemnified Person after receipt of any indemnification payment pursuant to this Article IX, Purchaser shall promptly repay to Seller such portion of such indemnification payment equal to the amounts so recovered or realized. Nothing in this Section 9.06(b) shall be construed to require an Indemnified Party to apply for rate recovery in any case where rate recovery is barred by law or by an order, or where, after consultation in good faith in anticipation of an application, the staff of the appropriate regulatory agency indicates that it would be disposed to reject such a request for rate recovery. Where an Indemnified Party is not obligated to apply for rate recovery under the preceding sentence, the Indemnified Party shall not be deemed to have failed to mitigate Losses under this Section 9.06(b) as a result of a failure to apply for rate recovery.

(c) Any indemnification payments made pursuant to Section 9.01 or 9.02 shall be treated as an adjustment to the Purchase Price for all tax purposes, unless otherwise required by a final determination (which shall include the execution of a Form 870-AD or successor form).

(d) The amount of the Loss arising out of any item included as a liability in calculating Working Capital shall be calculated net of the amount so included. The amount of the Loss arising out of any reduction in value of any Current Asset acquired at the Closing shall be calculated net of the reported value of such Current Asset used in calculating Working Capital. Notwithstanding any other provision of this Agreement to the contrary, no Purchaser’s Indemnified Person shall be entitled to indemnification under this Article IX for any Losses to the extent such Losses are reflected in Closing Indebtedness or in Closing Working Capital.

(e) Notwithstanding anything to the contrary in this Agreement, neither the Purchaser’s Indemnified Persons nor the Seller’s Indemnified Person shall be entitled to indemnification under this Article IX with respect to any losses, liabilities, damages or expenses that are in the nature of punitive (except to the extent payable to third parties), consequential, special, treble or indirect damages or damages based on any multiple, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought.

(f) Notwithstanding anything to the contrary in this Agreement, no Purchaser’s Indemnified Person shall be entitled to indemnification under this Article IX with respect to any breach or inaccuracy of any representation or warranty of Seller or the Company attributable to an event occurring or a matter arising after the date of this Agreement (or, in the case of events or matters that are based on Seller’s or the Company’s Knowledge, such events or matters that first come to Seller’s or the Company’s Knowledge after the date hereof), only if all of the following occur: (i) Seller provides written notice to Purchaser no less than 20 days prior to the Closing, describing in detail such breach or inaccuracy, (ii) as a result of such breach or inaccuracy, a condition contained in Section 7.02(a), Section 7.02(b) or Section 7.02(e) would not be satisfied, (iii) Seller or the Company simultaneously and irrevocably informs Purchaser in writing that Purchaser is not required to consummate the Transactions and (iv) the Closing occurs.

(g) For purposes of determining the Loss attributable to a breach of any representation or warranty set forth in this Agreement or in any certificate delivered pursuant to this Agreement, the terms “Company Material Adverse Effect,” “Seller Material Adverse Effect,” “Purchaser Material Adverse Effect,” “material adverse effect,” “material” or other terms of a similar nature, to the extent contained in such representation or warranty, shall be given no effect and shall be disregarded in their entirety.

SECTION 9.07. Release of Escrow Fund.

(a) On the fifth Business Day following the Survival Expiration Date, Purchaser shall provide to Seller (i) a written notice of its reasonable and good faith determination of the Projected Indemnity Amount, together with reasonable supporting calculations and documentation, and (ii) a written notice duly executed by Purchaser instructing the Escrow Agent to release an amount of cash from the Escrow Fund equal to the amount by which the amount of the Escrow Fund as of the Survival Expiration Date exceeds the Projected Indemnity Amount so determined by Purchaser (such notice, the “Expiration Date Release Notice”). Seller shall promptly execute the Expiration Date Release Notice following receipt and delivery of the same to the Escrow Agent, whereupon the Escrow Agent will release the relevant funds from the Escrow Fund. Promptly following resolution of all claims for indemnification from the Escrow Fund that were pending as of the Survival Expiration Date, Seller and Purchaser shall jointly instruct the Escrow Agent to release all cash then constituting the Escrow Fund. The term “Projected Indemnity Amount” means the maximum aggregate amount of Losses that, as of the Survival Expiration Date, would reasonably be expected to be (i) indemnified by the Escrow Fund pursuant to this Article IX in respect of claims that have been timely asserted but not finally resolved by such date or (ii) paid to Purchaser from the Escrow Fund pursuant to Section 1.04(d)(ii) pending determination of a final Statement that is binding on Seller and Purchaser in accordance with Section 1.04. Anything to the contrary in the foregoing notwithstanding, the execution and delivery of an Expiration Date Release Notice by Seller shall not prevent or otherwise impair Seller from disputing the Projected Indemnity Amount or any liability in respect of claims included in the determination of the Projected Indemnity Amount.

(b) If all or any portion of the Escrow Fund is released as provided in Section 9.07(a), Seller and Purchaser shall, with respect to any such release, jointly instruct the Escrow Agent to pay to Seller the amount released from the Escrow Fund.

SECTION 9.08. Exclusive Remedy.

(a) Except (i) as otherwise specifically provided in this Agreement, (ii) with respect to Losses attributable to breaches or nonfulfillment of any covenant or agreement to be performed after the Closing, (iii) with respect to Losses attributable to breaches or nonfulfillment of any covenant, agreement or other obligation set forth in Section 6.05(g), 6.05(h) or 6.15, (iv) with respect to Losses arising under Section 9.01(d)(ii) or (v) in the case of fraud, each party to this Agreement acknowledges that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement and the Transactions, the Company or the Company Subsidiary or any of their respective assets and liabilities shall, in each case, be pursuant to the indemnification provisions set forth in this Article IX and in no event shall Seller have any right to contribution, subrogration or other recovery from the Company or the Company Subsidiary with respect to any Losses of a Purchaser Indemnified Person to be

paid by Seller pursuant to this Article IX. In furtherance of the foregoing, each of Purchaser and the Company hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have against Seller, and Seller hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have against Purchaser, Company or the Company Subsidiary, in each case arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any applicable Law or Judgment (including any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act or any analogous state law, or any Environmental Law), common law or otherwise except pursuant to the indemnification provisions set forth in this Article IX.

(b) After the Closing, no party may bring any suit, action or proceeding seeking to rescind the Transactions or this Agreement, whether based on fraud, gross negligence, negligence, breach of contract, breach of statute or otherwise.

(c) Notwithstanding anything to the contrary in this Agreement, none of the Debt Financing Sources will have any liability to Seller or its affiliates relating to or arising out of this Agreement, the Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither Seller nor any of its affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder, and in no event shall Seller be entitled to seek the remedy of specific performance of this Agreement against the Debt Financing Sources.

ARTICLE X

General Provisions

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Purchaser, to:

TECO Energy, Inc.

702 North Franklin Street

Tampa, FL 33602

Fax: (813) 228-4811

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax: (917) 777-2136

Attention: Sheldon S. Adler, Esq.

(b) if to the Company, to:

New Mexico Gas Intermediate, Inc.

c/o Lindsay Goldberg LLC

630 Fifth Avenue, 30th Floor

New York, NY 10111

Fax: (212) 373-4120

Attention: J. Russell Triedman

(c) if to Seller, to:

Continental Energy Systems LLC

c/o Lindsay Goldberg LLC

630 Fifth Avenue, 30th Floor

New York, NY 10111

Fax: (212) 373-4120

Attention: J. Russell Triedman

in each case with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Fax: (212) 474-3700

Attention: Richard Hall, Esq.

                 Andrew R. Thompson, Esq.

SECTION 10.02. Definitions. For the purposes of this Agreement:

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Ancillary Documents” means the statements, notices, certificates, agreements or other instruments delivered in accordance with this Agreement.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“CES Credit Agreement” means the $300,000,000 Credit Agreement among Seller, as Borrower, the Company, as a Co-Borrower, Royal Bank of Canada, as Administrative Agent, the several lenders from time to time parties thereto and the other parties thereto, dated as of November 19, 2008, as amended to date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” means the disclosure letter delivered by Seller and the Company to Purchaser in connection with the execution and delivery by the parties of this Agreement. The Company Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in Articles II, III and V, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of Articles II, III and V to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.03 (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability) and 3.18 (Brokers).

“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that is materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiary, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement in accordance with the terms of this Agreement and applicable Law; provided, however, that a Company Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, arising out of, relating to or attributable to (and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect): (a) any change affecting the general economy or political, regulatory, business, economic, financial, credit, energy, commodity or capital market conditions in the United States, including interest rates, exchange rates, natural gas prices or electricity rates; (b) any change affecting national, regional, state or local natural gas transmission or distribution systems or the national, regional, state or local wholesale or retail markets for natural gas or electric power; (c) any change attributable to the execution or announcement of this Agreement, or the pendency of the Transactions, including any litigation resulting therefrom, any reduction in revenues resulting therefrom, any adverse change in supplier, customer, distributor, employee, financing source, partner or similar relationships resulting therefrom or any change in the credit rating of the Company or the Company Subsidiary resulting therefrom; (d) any action taken, or failure to act, at the request or with the consent of Purchaser; (e) acts of war (whether or not declared), acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening or escalation of such conditions; (f) any change in national, regional, state or local wholesale or retail natural gas, electric power or capacity prices or in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disaster or act of God entirely outside of the service territory of the Company and the Company Subsidiary; (h) any change resulting from weather conditions or customer use patterns; (i) any adoption, proposal or implementation of, or change in, any applicable Law after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretation thereof by any Governmental Entity; or (k) any failure by the Company to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Purchaser or any of its respective representatives, provided that the exception in this clause (k) shall not prevent or otherwise affect a determination that any event, change, effect, development, occurrence or condition underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; provided, further, that, with respect to clauses (a), (e), (f), (i) and (j) (as such clause relates to changes in GAAP), only to the extent that such fact, change, event, circumstance, occurrence, effect or development does not have a disproportionate adverse effect on the Company and the Company Subsidiary compared to other companies of similar size operating in the natural gas transmission or distribution business.

“Company Subsidiary” means a subsidiary of the Company.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other debt financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitment and any joinder agreements or credit agreements (including the Definitive Financing Documentation with respect to the Financing) relating thereto, together with their affiliates and each officer, director, employee, advisor and agent of such entities or their affiliates.

“Environmental Laws” means all Laws or enforceable agreements with Governmental Entities relating to the protection of health or safety (as such relates to Hazardous Substances), the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation), and relating to exposure to Hazardous Substances.

“Environmental Permit” means any permit, approval, identification number, license or other authorization issued under any applicable Environmental Law.

“Final Regulatory Order” means, with respect to a Required Regulatory Approval, an Order granting such Required Regulatory Approval and with respect to which (i) any time period for requesting a rehearing has expired or (ii) if a request for rehearing has been made in accordance with applicable Law, (A) such request for rehearing has been denied or deemed denied (whether by action or inaction) or (B) a rehearing granting such Required Regulatory Approval has concluded.

“Fundamental Representations” means the Company Fundamental Representations, Seller Fundamental Representations and Purchaser Fundamental Representations.

“Good Utility Practice” means any practices, methods, standards, guides or acts, as applicable, that (i) are generally accepted in the region during the relevant time period in the natural gas utility industry, (ii) are commonly used in prudent utility engineering, construction, project management and operations, (iii) would be expected if the Company and the Company Subsidiary are to conduct the business at a reasonable cost in a manner consistent with applicable Laws and Orders and the objectives of reliability, safety, environmental protection, economy and expediency or (iv) are necessary for the protection of life or property. Good Utility Practice includes acceptable practices, methods or acts generally accepted in the region, and is not limited to the optimum practices, methods or acts to the exclusion of all others.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous, toxic substance, material or waste, that, in relevant form, quantity or concentration, is listed, defined, classified or otherwise subject to regulation, control or remediation under any Environmental Laws.

“Knowledge” means, with respect to the Company (including the Company Subsidiary), Seller or Purchaser, the actual knowledge of any of the persons set forth in Section 10.02 of the Company Disclosure Letter in the case of the Company (including the Company Subsidiary), the actual knowledge of any of the persons set forth in Annex B in the case of Seller, or the actual knowledge of any of the persons set forth in Annex A in the case of Purchaser, in each case, in their capacity as officers of the Company or NMGC, Seller or Purchaser, as the case may be, and not in their personal capacity or in any other capacity, in each case, after having made reasonable inquiry.

“Losses” means any loss, liability, claim, damage or expense, including reasonable legal fees and expenses.

“NMGC” means New Mexico Gas Company, Inc., a Delaware corporation and a wholly owned subsidiary of the Company.

“NMGC Credit Agreement” means the $375,000,000 Credit Agreement among NMGC, as Borrower, Royal Bank of Canada, as Administrative Agent, the several lenders from time to time parties thereto and the other parties thereto, dated as of November 19, 2008, as amended to date.

“Order” means any rule, regulation, judgment, writ, injunction, or award of a Governmental Entity acting in an adjudicative, rulemaking or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter (in each case, without regard to whether (i) any time period for appealing, or requesting a rehearing or reconsideration with respect to, such Order has expired or (ii) an appeal or request for rehearing or reconsideration has been filed with respect to such Order, in each case unless consummation of the Transactions is proscribed by Judgment or applicable Law).

“Permitted Liens” means (i) statutory or common law liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings and for which adequate reserves have been maintained, (ii) applicable zoning restrictions, (iii) the terms of any lease or license with respect to the property leased or licensed thereby, (iv) usual and customary easements, rights or restrictions on the use of real property that do not materially impair the use of such property or the operation of the business thereon, (v) Liens to secure landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business, (vi) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs, (vii) Liens in favor of carriers, warehousemen, mechanics and materialmen, Liens to secure claims for labor, materials or supplies and other like Liens incurred pursuant to Contracts in force in the ordinary course of business for amounts not yet due and payable or for amounts being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained, (viii) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business, (ix) restrictions on transfer of securities imposed by applicable securities Laws, and (x) any Liens under franchises or governing ordinances under which any portion of the business of the Company and the Company Subsidiary is conducted.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“PNM” means Public Service Company of New Mexico.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Sections 4.02 (Authority; Execution and Delivery; Enforceability) and 4.04 (Brokers).

“Release” means any emission, dispersal, disposal, spilling, leaking, emitting, discharging, depositing, pumping, pouring, escaping, leaching, dumping, releasing or migration into or through the environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substances).

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Sections 2.02 (Authority; Execution and Delivery; Enforceability), 2.04 (The Shares) and 2.06 (Brokers).

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, a majority of the equity interests of which), is owned directly or indirectly by such first person.

SECTION 10.03. Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. References herein to “days” means calendar days unless Business Days are expressly specified. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, Law or Judgment defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, Law or Judgment as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 10.05. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, as amended or supplemented from time to time, and all Disclosure Letters, Exhibits, Schedules and Annexes attached hereto, together with the Confidentiality Agreement , (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.10, the rights of the Company Subsidiary, the respective Representatives of Seller, the Company and the Company Subsidiary set forth in Section 6.16(c), and Sections 8.03, 9.08(c), 10.06 and the last sentence of Section 10.09(b) with respect to any Debt Financing Source, is not intended to confer upon any person other than the parties any rights or remedies.

SECTION 10.07. Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 10.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.09. Enforcement; Jurisdiction; Consent to Service of Process. (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Seller, the Company or Purchaser would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery or any Federal court located in the State of Delaware, (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the Transactions, (v) waives the defense of an inconvenient forum to the maintenance of any action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 10.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding anything to the contrary in this Section 10.09(b), each of the parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York, (ii) waives any right to trial by jury with respect to any such action or claim, and (iii) agrees that any such action or claim shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law rules that would result in the application of the laws of any other state.

SECTION 10.10. Purchaser Acknowledgement. (a) Purchaser is knowledgeable about the business engaged in by the Company and the Company Subsidiary and of the usual and customary practices of companies engaged in businesses similar to such business. Purchaser acknowledges and agrees that the representations and warranties set forth in Articles II and III constitute the sole and exclusive representations and warranties of Seller and the Company to Purchaser in connection with the Transactions, and there are no other representations, warranties, covenants, understandings or agreements, oral or written, in relation thereto between the parties other than those incorporated therein. Except for the representations and warranties expressly set forth in Articles II and III, Purchaser disclaims reliance on any representations or warranties, either express or implied, by or on behalf of Seller, the Company or the Company Subsidiary or their affiliates or representatives.

(b) Purchaser represents that it is a sophisticated party. Purchaser acknowledges and agrees that any financial forecasts or projections relating to the Company and the Company Subsidiary prepared by or on behalf of the Company or Seller have been provided to Purchaser with the understanding and agreement that neither the Company nor Seller is making any representation or warranty with respect to such forecasts or projections and that actual future results may vary from such forecasts or projections based upon numerous factors.

SECTION 10.11. Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: any director, officer or employee of (i) the Company or the Company Subsidiary or (ii) any person who controls the Company or the Company Subsidiary. Other than Seller as specifically provided for herein, no Company Affiliate shall have any personal liability or personal obligation to Purchaser of any nature whatsoever in connection with or under this Agreement, and Purchaser hereby waives and releases all claims of any such liability and obligation; provided, however, that the foregoing waiver and release shall not apply to claims and obligations for liability arising under the reimbursement obligations under Section 6.10.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Purchaser, the Company and Seller have duly executed this Agreement, all as of the date first written above.

TECO ENERGY, INC.,

by
/s/ John B. Ramil
	Name:	John B. Ramil
	Title:	President and Chief Executive
Officer

NEW MEXICO GAS INTERMEDIATE, INC.,

by
/s/ George A. Schreiber, Jr.
	Name:	George A. Schreiber, Jr.
	Title:	Authorized Signatory

CONTINENTAL ENERGY SYSTEMS LLC,

by
/s/ J. Russell Triedman
	Name:	J. Russell Triedman
	Title:	Authorized Signatory

INDEX OF DEFINED TERMS

Term	Section
2013-14 Budget	Section 5.01(c)
Accounting Firm	Section 1.04(c)
Accounting Principles	Section 1.04(g)
affiliate	Section 10.02
Agreement	Preamble
Ancillary Documents	Section 10.02
Audited Balance Sheet	Section 3.06(a)
Benefit Agreement	Section 3.10(b)
Benefit Plan	Section 3.10(a)
Business Day	Section 10.02
Cash	Section 1.04(f)(i)
CES Credit Agreement	Section 10.02
CES Credit Agreement Repayment Amount	Section 6.11(a)
Claim Threshold	Section 9.06(a)
Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Date	Section 1.02
Closing Date Amount	Section 1.04(a)
Closing Indebtedness	Section 1.04(b)
Closing Working Capital	Section 1.04(b)
Code	Section 10.02
Company	Preamble
Company Affiliate	Section 10.11
Company Bylaws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Disclosure Letter	Section 10.02
Company Employees	Section 6.05(a)
Company Financial Statements	Section 3.06(a)
Company Fundamental Representations	Section 10.02
Company Insurance Policies	Section 3.17
Company Leased Real Property	Section 3.08(b)
Company Material Adverse Effect	Section 10.02
Company Owned Real Property	Section 3.08(a)
Company Personnel	Section 3.10(i)
Company Real Property	Section 3.08(d)
Company Real Property Lease	Section 3.08(b)
Company Required Regulatory Approval	Section 3.05(b)
Company Subsidiary	Section 10.02
Confidentiality Agreement	Section 6.01
Consent	Section 2.03(b)
Continuation Period	Section 6.05(a)
Contract	Section 2.03(a)
Current Assets	Section 1.04(f)(ii)
Current Liabilities	Section 1.04(f)(iii)

Term	Section
D&O Insurance	Section 6.10(b)
Debt Financing Sources	Section 10.02
Deductible	Section 9.06(a)
Definitive Financing Documentation	Section 6.16(a)
Easements	Section 3.08(c)
Environmental Laws	Section 10.02
Environmental Permit	Section 10.02
ERISA	Section 3.10(a)
ERISA Affiliate	Section 3.10(a)
Escrow Agent	Section 1.05
Escrow Agreement	Section 1.05
Escrow Amount	Section 1.04(f)(iv)
Escrow Fund	Section 1.03(c)
Estimated Cash	Section 1.04(a)
Estimated Indebtedness	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
Expiration Date Release Notice	Section 9.07(a)
Final Regulatory Order	Section 10.02
Financing	Section 4.05
Financing Action	Section 6.16(a)
Financing Commitment	Section 4.05
Former Director Agreements	Section 6.05(g)
Fundamental Representations	Section 10.02
GAAP	Section 1.04(g)
Good Utility Practice	Section 10.02
Governmental Authorizations	Section 3.14
Governmental Entity	Section 2.03(b)
Hazardous Substances	Section 10.02
HSR Act	Section 2.03(b)
HSR Approval	Section 6.02(a)(i)
Indebtedness	Section 1.04(f)(v)
Indemnified Party	Section 9.03(a)
Indemnifying Party	Section 9.03(a)
Intangibles	Section 3.16(a)
Interim Balance Sheet	Section 3.06(a)
Judgment	Section 2.03(a)
Knowledge	Section 10.02
Law	Section 2.03(a)
Liens	Section 2.03(a)
Losses	Section 10.02
LTD and Retiree Medical Beneficiaries	Section 6.05(b)
Material Contracts	Section 3.15(a)
Net Adjustment Amount	Section 1.04(f)(vi)
NMGC	Section 10.02
NMGC Credit Agreement	Section 10.02

Term	Section
NMGC Credit Agreement Repayment Amount	Section 6.11(b)
NMGC Note Purchase Agreement	Section 6.11(c)
NMGC Notes	Section 6.11(c)
Notice of Disagreement	Section 1.04(c)
Order	Section 10.02
Outside Date	Section 8.01(b)(i)
Permitted Liens	Section 10.02
person	Section 10.02
PNM	Section 10.02
Projected Indemnity Amount	Section 9.07(a)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Fundamental Representations	Section 10.02
Purchaser Material Adverse Effect	Section 4.01
Purchaser Required Regulatory Approval	Section 4.03(b)
Purchaser’s Indemnified Persons	Section 9.01
Recoverable Insurance Claims	Section 6.14
Regulatory Entity	Section 3.19(a)
Regulatory Permits	Section 3.19(a)
Regulatory Proceeding	Section 3.19(b)
Release	Section 10.02
Representatives	Section 6.16(b)
Required Regulatory Approvals	Section 4.03(b)
Restricted Cash	Section 1.04(f)(vii)
Seller	Preamble
Seller Fundamental Representations	Section 10.02
Seller Material Adverse Effect	Section 2.01
Seller Required Regulatory Approval	Section 2.03(b)
Seller’s Indemnified Persons	Section 9.02
Shares	Preamble
Statement	Section 1.04(b)
Straddle Period	Section 9.01(d)
subsidiary	Section 10.02
Survival Expiration Date	Section 9.05(a)
Target Working Capital	Section 1.04(f)(viii)
Tax	Section 3.09(n)
Tax Returns	Section 3.09(n)
Taxes	Section 3.09(n)
Third Party Claim	Section 9.03(a)
Transactions	Section 1.01
Transfer Taxes	Section 6.06
Voting Company Debt	Section 3.03
Working Capital	Section 1.04(f)(ix)